         As filed with the Securities and Exchange Commission on October 5, 2001

                                                      Registration No. 333-_____



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2




                              SEPARATE ACCOUNT A OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                           (Exact name of Registrant)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)


                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)


                               James D. Gallagher
                          Secretary and General Counsel
                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                                Boston, MA 02108
                     (Name and Address of Agent for Service)


                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007



     Title of Securities Being Registered: Variable Life Insurance Contracts

     Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              Separate Account A of
                The Manufacturers Life Insurance Company (U.S.A.)
                       Registration Statement on Form S-6
                              Cross-Reference Sheet



FORM
N-8B-2
ITEM NO.                     CAPTION IN PROSPECTUS


1        Cover Page; General Information About Manufacturers (Separate Account A)

2        Cover Page; General Information About Manufacturers (Manufacturers
         (U.S.A.))

3        *

4        Other Information (Distribution of the Policy)

5        General Information About Manufacturers Life (Separate Account A)

6        General Information About Manufacturers (Separate Account A)

7        *

8        *

9        Other Information (Litigation)

10       Death Benefits; Premium Payments; Charges and Deductions; Policy Value;
         Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and
         Reinstatement; Other Provisions of the Policy; Other Information

11       General Information About Manufacturers (Manufacturers Investment Trust)

12       General Information About Manufacturers (Manufacturers Investment Trust)

13       Charges and Deductions

14       Issuing A Policy; Other Information (Responsibilities Assumed By
         Manufacturers Life)

15       Issuing A Policy

16       General Information About Manufacturers (Manufacturers Investment Trust)

17       Policy Surrender and Partial Withdrawals

18       General Information About Manufacturers

19       Other Information (Reports to Policyholders; Responsibilities Assumed By
         Manufacturers Life)

20       *

21       Policy Loans

22       *

23       **

24       Other Provisions of the Policy

25       General Information About Manufacturers (Manulife U.S.A.)

26       *

27       General Information About Manufacturers (Manulife U.S.A.); Other
         Information (Distribution of the Policy)

28       Other Information (Officers and Directors)

29       General Information About Manufacturers (Manulife U.S.A.)

30       *

31       *

32       *

33       *

34       *

35       **

36       *

37       *

38       Other Information (Distribution of the Policies; Responsibilities of
         Manufacturers Life)

39       Other Information (Distribution of the Policies)

40       *

41       Other Information (Distribution of the Policy)

42       Other Information (Distribution of the Policy)

43       *

44       Policy Values --Determination of Policy Value; Units and Unit Values

45       *

46       Policy Surrender and Partial Withdrawals; Other Information -- Payment of
         Proceeds

47       General Information About Manufacturers (Manufacturers Investment Trust)

48       *

49       *

50       General Information About Manufacturers

51       Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions;
         Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse
         and Reinstatement; Other Policy Provisions


52       Other Information (Substitution of Portfolio Shares)

53       General Information About Manufacturers Life (Separate Account A); Tax
         Treatment of the Policy

54       *

55       *

56       *

57       *

58       *

59       Financial Statements

* Omitted since answer is negative or item is not applicable.


                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS


                            SEPARATE ACCOUNT A OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                         VENTURE VUL [EPVUL] ACCUMULATOR
                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY



This prospectus describes Venture VUL [EPVUL] Accumulator, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company (U.S.A) (the "Company," "Manulife U.S.A.," "we" or "us").


The Policy is designed to provide lifetime insurance protection together with flexibility as to:
-    the timing and amount of premium payments,
-    the investments underlying the Policy Value, and
-    the amount of insurance coverage.

This flexibility allows you, the policyowner, to pay premiums and adjust insurance coverage in light of your current financial circumstances and insurance needs.


Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manulife U.S.A.'s Separate Account A (the "Separate Account"). The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios in which you may invest net premiums. Other sub-accounts and Portfolios may be added in the future.


THE POLICY IS NOT SUITABLE FOR SHORT TERM INVESTMENT PURPOSES. ALSO PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.

The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The Manufacturers Life Insurance Company (U.S.A.)
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304

                 THE DATE OF THIS PROSPECTUS IS JANUARY 1, 2002

TABLE OF CONTENTS


DEFINITIONS.....................................................................................................
POLICY SUMMARY..................................................................................................
    General.....................................................................................................
    Death Benefits..............................................................................................
    Optional Term Rider.........................................................................................
    Cash Value Enhancement Riders...............................................................................
    Premiums....................................................................................................
    Policy Value................................................................................................
    Policy Loans................................................................................................
    Surrender and Partial Withdrawals...........................................................................
    Lapse and Reinstatement.....................................................................................
    Charges and Deductions......................................................................................
    Investment Options and Investment Advisers .................................................................
    Investment Management Fees and Expenses.....................................................................
    Table of Charges and Deductions.............................................................................
    Table of Investment Management Fees and Expenses............................................................
    Table of Investment Options and Investment Subadvisers......................................................
GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA, THE SEPARATE ACCOUNT AND THE TRUST.....................
    Manufacturers Life of America...............................................................................
    The Separate Account........................................................................................
    The Trust...................................................................................................
    Investment Objectives of the Portfolios.....................................................................
ISSUING A POLICY................................................................................................
    Requirements................................................................................................
    Temporary Insurance Agreement...............................................................................
    Right to Examine the Policy.................................................................................
    Life Insurance Qualification................................................................................
DEATH BENEFITS..................................................................................................
    Death Benefit Options.......................................................................................
    Changing the Death Benefit Option...........................................................................
    Changing the Face Amount....................................................................................
PREMIUM PAYMENTS................................................................................................
    Initial Premiums............................................................................................
    Subsequent Premiums.........................................................................................
    Maximum Premium Limitation..................................................................................
    Premium Allocation..........................................................................................
CHARGES AND DEDUCTIONS..........................................................................................
    Premium Charge..............................................................................................
    Surrender Charges...........................................................................................
    Monthly Deductions..........................................................................................
    Charges for Transfers.......................................................................................
    Reduction in Charges........................................................................................
SPECIAL PROVISIONS FOR EXCHANGES................................................................................
COMPANY TAX CONSIDERATIONS......................................................................................
POLICY VALUE....................................................................................................
    Determination of the Policy Value...........................................................................
    Units and Unit Values.......................................................................................
    Transfers of Policy Value...................................................................................
POLICY LOANS....................................................................................................
    Effect of Policy Loan.......................................................................................
    Interest Charged on Policy Loans............................................................................
    Loan Account................................................................................................
POLICY SURRENDER AND PARTIAL WITHDRAWALS........................................................................
    Policy Surrender............................................................................................
    Partial Withdrawals.........................................................................................
LAPSE AND REINSTATEMENT.........................................................................................
    Lapse.......................................................................................................
    No-Lapse Guarantee..........................................................................................
    No-Lapse Guarantee Cumulative Premium Test..................................................................
    Reinstatement...............................................................................................
THE GENERAL ACCOUNT.............................................................................................
    Fixed Account...............................................................................................
OTHER PROVISIONS OF THE POLICY..................................................................................
    Cash Value Enhancement Riders...............................................................................
    Policyowner Rights..........................................................................................
    Beneficiary.................................................................................................
    Validity....................................................................................................
    Misstatement of Age or Sex..................................................................................
    Suicide Exclusion...........................................................................................
    Supplementary Benefits......................................................................................
TAX TREATMENT OF THE POLICY.....................................................................................
    Life Insurance Qualification................................................................................
    Tax Treatment of Policy Benefits............................................................................
    Alternate Minimum Tax.......................................................................................
    Income Tax Reporting........................................................................................
OTHER INFORMATION...............................................................................................
    Payment of Proceeds.........................................................................................
    Reports to Policyowners.....................................................................................
    Distribution of the Policies................................................................................
    Responsibilities of Manufacturers Life......................................................................
    Voting Rights...............................................................................................
    Substitution of Portfolio Shares............................................................................
    Records and Accounts........................................................................................
    State Regulations...........................................................................................
    Litigation..................................................................................................
    Independent Auditors........................................................................................
    Further Information.........................................................................................
    Officers and Directors......................................................................................
    Optional Term Rider.........................................................................................
ILLUSTRATIONS...................................................................................................
APPENDIX A - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS.................A-1
APPENDIX B - AUDITED FINANCIAL STATEMENTS....................................................................B-1

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE IT WOULD NOT BE LAWFUL. YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.


THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED THEREIN. NO CLAIM IS MADE THAT THIS VARIABLE LIFE INSURANCE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.


Cash Accum __/2002 [P-B Cash Accum ____/2002 EPVUL ____/2002

DEFINITIONS

Additional Rating
is an increase to the Cost of Insurance Rate for insureds who do not meet, at a minimum, the Company's underwriting requirements for the standard Risk Classification.

Age
on any date is the life insured's age on his or her nearest birthday to the Policy Date. If no specific age is mentioned, age means the life insured's age on the Policy Anniversary nearest to the birthday.

Attained Age
is the Age at issue plus the number of whole years that have elapsed since the Policy Date.

Business Day
is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled daytime trading of the New York Stock Exchange on that day.

Cash Surrender Value
is the Policy Value less the Surrender Charge and any outstanding monthly deductions due.

Gross Withdrawal
is the amount of partial Net Cash Surrender Value the policyowner requests plus any Surrender Charge applicable to the withdrawal.

Effective Date
is the date the underwriters approve issuance of the Policy. If the Policy is approved without the initial premium, the Effective Date will be the date the Company receives at least the minimum initial premium at our Service Office. The Company will take the first Monthly Deduction on the Effective Date.

Fixed Account
is that part of the Policy Value which reflects the value the policyowner has in the general account of the Company.

Investment Account
is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

Issue Date
is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Validity provisions of the Policy are measured.

Life Insured
is the person whose life is insured under this Policy.

Loan Account
is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

Loan Interest Credited Differential
is the difference between the rate of interest charged on a Policy Loan and the rate of interest credited to amounts in the Loan Account.

Maximum Loanable Amount
is 100% of the Policy Net Cash Surrender Value less estimated charges to the next Policy anniversary, including loan interest.

Minimum Death Benefit
is on any date the Policy Value on that date multiplied by the applicable minimum death benefit percentage for the Attained Age of the life insured.

Monthly No-Lapse Guarantee Premium
is one-twelfth of the No-Lapse Guarantee Premium.

Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.

Net Policy Value
is the Policy Value less the value in the Loan Account.

Net Premium
is the gross premium paid less the Premium Charge. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.

No-Lapse Guarantee
is a provision of the Policy which occurs when the Policy is in the No-Lapse Guarantee Period, and meets the No-Lapse Guarantee Cumulative Premium Test. If such a condition is met the Policy will not lapse, even when the Net Cash Surrender Value falls to or below zero.

No-Lapse Guarantee Period
is the period, set at issue, during which the No-Lapse Guarantee is provided. The No-Lapse Guarantee period is fixed at the lesser of (a) twenty years or (b) the number of years remaining until the life insured's age is 95, depending upon applicable state law requirements. Certain states may have a shorter guarantee period. The No Lapse Guarantee Period for a particular Policy is stated in the Policy.

No-Lapse Guarantee Premium
is the annual premium used to determine the Monthly No-Lapse Guarantee Premium. It is set at issue and is recalculated, prospectively, whenever any of the following changes occur under the Policy:
-    the Face Amount of insurance changes.
-    a Supplementary Benefit is added, changed or terminated.
-    the Risk Classification of the life insured changes.
- a temporary Additional Rating is added (due to a face amount increase), or terminated.
-    the death benefit option changes.

No-Lapse Guarantee Cumulative Premium
is the minimum amount due to satisfy the No-Lapse Guarantee Cumulative Premium Test. This amount equals the sum, from issue to the date of the test, of the Monthly No-Lapse Guarantee Premiums.

No-Lapse Guarantee Cumulative Premium Test is a test that, if satisfied, during the No Lapse Guarantee Period will keep the policy in force when the Net Cash Surrender Value is less than zero. The test is satisfied if the sum of all premiums paid, less any Gross Withdrawals and less any Policy Debt, is greater than or equal to the sum of the monthly No-Lapse Guarantee Premiums due since the Policy Date.

Policy Date
is the date coverage takes effect under the Policy, provided the Company receives the minimum initial premium at its Service Office, and is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt
as of any date equals (a) plus (b) plus (c) minus (d), where:

(a)  is the total amount of loans borrowed as of such date;
(b) is the total amount of any unpaid loan interest charges which have been borrowed against the Policy on a Policy Anniversary;
(c) is any interest charges accrued from the last Policy Anniversary to the current date; and
(d)  is the total amount of loan repayments as of such date.

Policy Value
is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.

Premium Death Benefit Account
is the sum of premiums paid to date less any Gross Withdrawals, but is not less than zero.

Service Office Address
is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

Surrender Charge Period
is the period following the Policy Date or following any increase in Face Amount during which the Company will assess Surrender Charges. Surrender Charges will apply during this period if the policy terminates due to default, if the policyowner surrenders the policy or makes a partial withdrawal.

Surrender Charge Premium Limit
is used to determine the Surrender Charge. The Surrender Charge Premium Limit for the initial Face Amount is stated in the Policy. The Company will advise the policyowner of the Surrender Charge Premium Limit for any increase in Face Amount.

Written Request
is the policyowner's request to the Company which must be in a form satisfactory to the Company, signed and dated by the policyowner, and received at the Service Office.

POLICY SUMMARY

GENERAL

We have prepared the following summary as a general description of the most important features of the Policy. It is not comprehensive and you should refer to the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage. The Policy's provisions may vary in some states and the terms of your Policy and any endorsement or rider supersede the disclosure in this prospectus.

DEATH BENEFITS

There are three death benefit options. Under Option 1, the death benefit is the FACE AMOUNT OF THE POLICY at the date of death. Under Option 2, the death benefit is the FACE AMOUNT PLUS THE POLICY VALUE OF THE POLICY at the date of death. Under Option 3, the death benefit is the FACE AMOUNT PLUS THE PREMIUM DEATH BENEFIT ACCOUNT at the date of death. If on the date of death of the insured, the Policy is being kept in force under the No-Lapse Guarantee provision, the death benefit will be the Face Amount of the Policy only. The actual death benefit will be the greater of the death benefit under the applicable death benefit option or the Minimum Death Benefit. The Minimum Death Benefit is on any date the Policy Value on that date multiplied by the applicable minimum death benefit percentage for the Attained Age of the life insured. A table of Minimum Death Benefit Percentages is located under "Death Benefits - Minimum Death Benefit." You may change the death benefit option and increase or decrease the Face Amount subject to the limitations described in this Prospectus.

OPTIONAL TERM RIDER

The Policy may be issued with an optional term insurance rider (the "Term Rider") which provides an additional insurance amount which is level term life insurance. The benefit of the Term Rider is that the cost of insurance will always be less than or equal to the cost of insurance under the Policy. HOWEVER, UNLIKE THE DEATH BENEFIT UNDER THE POLICY, THE DEATH BENEFIT UNDER THE TERM RIDER IS NOT PROTECTED BY THE NO-LAPSE GUARANTEE AFTER THE SECOND POLICY YEAR AND TERMINATES AT THE LIFE INSURED'S ATTAINED AGE 100.

CASH VALUE ENHANCEMENT RIDERS

The Policy may be issued with one of two optional Cash Value Enhancement riders. The benefit of either rider is that the Cash Surrender Value under the Policy will be enhanced during the period for which Surrender Charges apply. The decision to add one of these two riders must be made at issuance of the Policy and, once made, is irrevocable. Adding either of these riders will result in different premium and asset-based risk charges under the Policy.

PREMIUMS

You may pay premiums at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to your instructions and at the Company's discretion, to one or more of our general account and the sub-accounts of the Separate Account. You may change your allocation instructions at any time. You may also transfer amounts among the accounts.

POLICY VALUE

The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which you have allocated premiums.

POLICY LOANS

You may borrow an amount not to exceed the Maximum Loanable Amount. Loan interest at a rate of 5.25% during the first ten Policy Years and 4% thereafter is due on each Policy Anniversary. We will deduct all outstanding Policy Debt from proceeds payable at the insured's death or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS

You may make a partial withdrawal of your Policy Value. A partial withdrawal may result in a reduction in the Face Amount of or the death benefit under the Policy and an assessment of a portion of the Surrender Charges to which the Policy is subject.

You may surrender your Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any Surrender Charge and outstanding monthly deductions due minus the Policy Debt.

LAPSE AND REINSTATEMENT

Unless the No-Lapse Guarantee Cumulative Premium Test has been met, a Policy will lapse (and terminate without value) when its Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without your having made an adequate payment.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A policyowner may reinstate a lapsed Policy at any time within the five year period following lapse provided the Policy was not surrendered for its Net Cash Surrender Value. We will require evidence of insurability along with a certain amount of premium as described under "Reinstatement."

CHARGES AND DEDUCTIONS

We assess certain charges and deductions in connection with the Policy. These include:

     -    charges deducted from premiums paid,

     - monthly deductions for administration, asset-based risk and cost of insurance charges,

     -    charges assessed on surrender or lapse, and

     - if applicable, a charge for any supplementary benefits added to the Policy.

The charges are summarized in the Table of Charges and Deductions. We may allow you to request that the sum of the charges assessed monthly for the cost of insurance and administrative expenses be deducted from the Fixed Account or one or more of the sub-accounts of the Separate Account.

In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.

The Policy may be issued with either one of the two optional Cash Value Enhancement riders which we offer. In the case of the Cash Value Enhancement rider, the Surrender Charge is reduced. In the case of the Cash Value Enhancement Plus rider, the Surrender Charge is eliminated. If a Policy is issued with either of these riders, it will have different premium charges and the same or higher asset-based risk charges as noted under the "Table of Charges and Deductions."

INVESTMENT OPTIONS AND INVESTMENT ADVISERS

You may allocate Net Premiums to the Fixed Account or to one or more of the sub-accounts of the Separate Account. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust.

The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

The Trust also employs subadvisers. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

Allocating net premiums only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating net premiums to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your Policy will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations. Please discuss this matter with your financial adviser.

INVESTMENT MANAGEMENT FEES AND EXPENSES

Each sub-account of the Separate Account purchases shares of one of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF CHARGES AND DEDUCTIONS

The table below sets forth the charges and deductions for the Policy. The Policy may be issued with either one of two optional riders, the Cash Value Enhancement Rider and the Cash Value Enhancement Plus Rider. Adding either one of these riders to the Policy will alter certain charges under the Policy. The charges associated with these riders are discussed below.


     Premium        The Policy provides for a deduction of 7.5% of the premium
     Charges:       paid during the first 10 Policy Years and 5.0% of each
                    premium paid thereafter. Where the Cash Value Enhancement
                    Rider is used, the premium charges are increased to 8.5% of the premium paid during the first 10 Policy Years and 5.5% thereafter. Where the Cash Value Enhancement Plus Rider is used, the premium charges are 3.25% for the first 10 Policy
                    Years and 2.25% thereafter.

     Monthly        An ADMINISTRATION CHARGE of $40 plus a per $1000 of Face
     Deductions:    Amount charge per Policy Month is deducted in the first five
                    Policy Years. In subsequent years, the administration charge is $20 plus a per $1000 of Face Amount charge per Policy
                    Month. The monthly charge per $1000 of Face Amount varies by the Age of the life insured at issuance (or the Attained Age of the life insured at the time of an increase) and the death benefit option in effect. It applies to the initial
                    Face Amount for the first 10 Policy Years and thereafter to the initial Face Amount less any decreases. (See the chart under "Charges and Deductions - Administration Charge" for the exact per $1000 Face Amount charge.) The monthly administration charge does not vary with the Cash Value
                    Enhancement options.

                    A monthly ASSET-BASED RISK CHARGE is assessed against the Investment Accounts at an annual rate of 0.15%. This rate is guaranteed not to exceed 0.45%. Where the Cash Value Enhancement Rider is used, the asset-based risk charges are the same as those provided in the Policy - an annual rate of 0.15% guaranteed not to exceed 0.45%. Where the Cash Value Enhancement Plus Rider is used, the current asset-based risk charges are at an annual rate of 1.00% for the first 15 Policy Years and 0.25% thereafter. The guaranteed rates are 1.30% for the first 15 Policy Years and 0.55% thereafter.

                    A COST OF INSURANCE CHARGE is assessed monthly based on the amount at risk under the Policy. The rate of this charge does not vary with the Cash Value Enhancement options.

     Surrender      A Surrender Charge is assessed upon surrender of the Policy,
     Charges:       a partial withdrawal of Net Cash Surrender Value or lapse of the Policy occurring during the first 10 years following the Policy Date or the effective date of a Face Amount increase.
                    The Surrender Charge is calculated separately for the initial Face Amount and each Face Amount increase.

                    The Surrender Charge is the sum of (i) plus (ii), multiplied by (iii), multiplied by the Grading Percentage, where:

                    (i) is the Rate per $1000 of initial Face Amount (or Face Amount increase);
                    (ii) is 80% of the lesser of (a) the premiums paid per $1000 of Face Amount during the first two Policy Years (or premiums attributable to each $1000 of Face Amount increase for the two years following the increase) or (b) the Surrender Charge Premium Limit set out in the Policy for the initial Face Amount (or furnished by the Company with respect to a Face Amount increase); and
                    (iii) is the initial Face Amount (or Face Amount increase) divided by 1000.

                    The Rate per $1000 of initial Face Amount is based on the life insured's Age at issuance of the Policy. The Rate per $1000 of Face Amount increase is based on the life insured's Attained Age at the time of the increase. (See the chart under "Charges and Deductions - Surrender Charges" for the exact Rate per $1000 of initial Face Amount.)

                    The Grading Percentage starts at 100% for the first Policy Month and grades down by .833% each subsequent Policy Month reaching zero at the end of 10 years.

                    If the Policy is issued with a Cash Value Enhancement Rider, the Surrender Charge calculated as described above is reduced by 80% for a surrender, withdrawal or lapse occurring in the first two Policy Years, 60% in the third policy Year, 40% in the fourth policy Year and 20% in the fifth Policy Year.

                    If the Policy is issued with a Cash Value Enhancement Plus Rider, there is no Surrender Charge.

     Loan           A fixed loan interest rate of 5.25% is charged during the
     Charges:       first 10 Policy Years and 4% thereafter. Interest is
                    credited to amounts in the Loan Account at a rate of 4%.
                    This rate is guaranteed not to be less than 4.00% during the first 10 policy years and 3.50% thereafter.

     Transfer       A charge of $25 per transfer is assessed for each transfer
     Charge:        in excess of 12 in a Policy Year.

     Dollar Cost:   The charge for a transfer made under the Dollar Cost
     Averaging      Averaging program will not exceed $5.
     Charge:

     Asset          The charge for a transfer made under the Asset Allocation
     Allocation     Balancer program will not exceed $15.
     Balancer
     Charge:

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

TRUST ANNUAL EXPENSES

(as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)*


                                                                                                        TOTAL TRUST
                                                                                OTHER EXPENSES         ANNUAL EXPENSES
                                  MANAGEMENT          CLASS A RULE             (AFTER EXPENSE          (AFTER EXPENSE
     TRUST PORTFOLIO                FEES                12b-1FEE                REIMBURSEMENT)          REIMBURSEMENT)
--------------------------------------------------------------------------------------------------------------------------
Internet Technologies......         1.000%                0.150%                    0.130%                 1.280%E
Pacific Rim Emerging Markets        0.700%                0.150%                    0.180%                 1.030%
Telecommunications.........         0.950%                0.150%                    0.130%                 1.230%A
Science & Technology.......         0.916%F               0.150%                    0.040%                 1.106%
International Small Cap....         0.914%                0.150%                    0.440%                 1.504%
Health Sciences............         0.950%F               0.150%                    0.130%                 1.230%A
Aggressive Growth..........         0.850%                0.150%                    0.070%                 1.070%
Emerging Small Company.....         0.896%                0.150%                    0.050%                 1.096%
Small Company Blend........         0.900%                0.150%                    0.140%                 1.190%
Dynamic Growth.............         0.850%                0.150%                    0.070%                 1.070%E
Mid Cap Growth.............         0.850%                0.150%                    0.280%                 1.280%A
Mid Cap Opportunities......         0.850%                0.150%                    0.230%                 1.230%A
Mid Cap Stock..............         0.775%                0.150%                    0.075%                 1.000%
All Cap Growth.............         0.778%                0.150%                    0.050%                 0.978%
Financial Services.........         0.800%                0.150%                    0.090%                 1.040%A
Overseas...................         0.800%                0.150%                    0.200%                 1.150%
International Stock........         0.850%F               0.150%                    0.180%                 1.180%
International Value........         0.850%                0.150%                    0.180%                 1.180%
Capital Appreciation.......         0.750%                0.150%                    0.500%H                1.400%H
Strategic Opportunities ...         0.700%                0.150%                    0.050%                 0.900%
Quantitative Mid Cap.......         0.650%                0.150%                    0.070%                 0.870%A
Global Equity..............         0.750%                0.150%                    0.120%                 1.020%
Strategic Growth...........         0.750%                0.150%                    0.120%                 1.020%A
Growth.....................         0.683%                0.150%                    0.050%                 0.883%
Large Cap Growth...........         0.750%                0.150%                    0.065%                 0.965%
All Cap Value..............         0.800%                0.150%                    0.140%                 1.090%A
Capital Opportunities......         0.750%                0.150%                    0.160%                 1.060%A
Quantitative Equity........         0.596%                0.150%                    0.050%                 0.796%
Blue Chip Growth...........         0.713%F               0.150%                    0.035%                 0.898%
Utilities..................         0.750%                0.150%                    0.270%                 1.170%A
Real Estate Securities.....         0.650%A               0.150%                    0.060%                 0.860%
Small Company Value........         0.900%F               0.150%                    0.190%                 1.240%
Mid Cap Value..............         0.800%                0.150%                    0.160%                 1.110%A
Value......................         0.650%                0.150%                    0.060%                 0.860%
Tactical Allocation........         0.750%                0.150%                    0.430%                 1.330%E
Fundamental Value..........         0.800%                0.150%                    0.130%                 1.080%A
Growth & Income............         0.524%                0.150%                    0.040%                 0.714%
U.S. Large Cap Value.......         0.725%                0.150%                    0.055%                 0.930%
Equity-Income..............         0.725%F               0.150%                    0.035%                 0.910%
Income & Value.............         0.650%                0.150%                    0.060%                 0.860%
Balanced...................         0.554%A               0.150%                    0.060%                 0.764%
High Yield.................         0.625%                0.150%                    0.065%                 0.840%
Strategic Bond.............         0.625%                0.150%                    0.095%                 0.870%
Global Bond................         0.600%                0.150%                    0.200%                 0.950%
Total Return...............         0.600%                0.150%                    0.065%                 0.815%
Investment Quality Bond....         0.500%                0.150%                    0.080%                 0.730%
Diversified Bond...........         0.600%                0.150%                    0.060%                 0.810%
U.S. Government Securities.         0.550%                0.150%                    0.070%                 0.770%
Money Market...............         0.350%                0.150%                    0.040%                 0.540%

Small Cap Index..............       0.375%                0.150%                    0.075%G                0.600%E
International Index..........       0.400%                0.150%                    0.050%G                0.600%E
Mid Cap Index................       0.375%                0.150%                    0.075%G                0.600%E
Total Stock Market Index.....       0.375%                0.150%                    0.075%G                0.600%E
500 Index....................       0.375%                0.150%                    0.025%G                0.550%E
Lifestyle Aggressive 1000A(D)       0.070%                0.000%                    1.089%B                1.159%C
Lifestyle Growth 820(D)......       0.055%                0.000%                    0.971%B                1.026%C
Lifestyle Balanced 640(D)....       0.055%                0.000%                    0.893%B                0.948%C
Lifestyle Moderate 460(D)....       0.064%                0.000%                    0.821%B                0.885%C
Lifestyle Conservative 280(D)       0.075%                0.000%                    0.790%B                0.865%C
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Small Mid-Cap Growth                0.850%                0.150%                    0.100%I                1.100%A
Small-Mid Cap                       0.950%                0.150%                    0.100%I                1.200%A
International Equity Select         0.900%                0.150%                    0.150%I                1.200%A
Select Growth                       0.800%                0.150%                    0.100%I                1.050%A
Global Equity Select                0.900%                0.150%                    0.150%I                1.200%A
Core Value                          0.850%                0.150%                    0.100%I                1.100%A
High Grade Bond                     0.600%                0.150%                    0.100%I                0.850%A
------------------------------------------------------------------------------------------------------------------

*Effective January 1, 2002, the Trust implemented a Class A Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.


A    Based on estimates to be made during the current fiscal year.

B    Reflects expenses of the Underlying Portfolios.

C The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes,
     (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.


This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2000) as noted in the chart below:



                                MANAGEMENT          RULE 12b-1       OTHER            TOTAL TRUST
TRUST PORTFOLIO                    FEES                FEES        EXPENSES         ANNUAL EXPENSES
---------------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000...      0.070%              0.000%         1.114%             1.184%
Lifestyle Growth 820........      0.055%              0.000%         0.981%             1.036%
Lifestyle Balanced 640......      0.055%              0.000%         0.903%             0.958%
Lifestyle Moderate 460......      0.064%              0.000%         0.846%             0.910%
Lifestyle Conservative 280..      0.075%              0.000%         0.822%             0.897%


D Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (C) above.

E Annualized - For the period May 1, 2000 (commencement of operations) to December 31, 2000.

F Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust and the Equity-Income Trust. The fee reduction is based on the combined asset level of all five portfolios and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:


                                                      FEE REDUCTION
       COMBINED ASSET LEVELS              (AS A PERCENTAGE OF THE ADVISORY FEE)

       First $750 million                                 0.00%
       Between $750 million and $1.5 billion              2.50%
       Between $1.5 billion and $3.0 billion              3.75%
       Over $3.0 billion                                  5.00%


The fee reductions are applied to the advisory fees of each of the five portfolios. This voluntary fee waiver may be terminated at any time by the adviser. As of February 28, 2001, the combined asset level for all four portfolios was approximately $4.469 billion resulting in a fee reduction of 3.065%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.

G MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.097% and 0.650%, respectively, for the International Index Trust, 0.125% and 0.650%, respectively, for the Small Cap Index Trust, and 0.164% and 0.690%, respectively, for the Mid Cap Index Trust and 0.090% and 0.620%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2001 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

H Annualized - For period November 1, 2000 (commencement of operations) to December 31, 2000. For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Appreciation Trust, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2000. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.700% and 1.600%, respectively. These voluntary expense reimbursements may be terminated at any time.

I MSS has voluntarily agreed to pay expense of each portfolio that exceed the following amounts: .15% for the International Equity Select Trust and Global Equity Select Trust and .10% for the Small-Mid Cap Growth Trust, Small-Mid Cap Trust, Select Growth Trust, Core Value Trust and High Grade Bond Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 2.94% and 3.99%, respectively, for the International Equity Select Trust, 2.75% and 3.80%, respectively, for the Global Equity Select Trust, 3.02% and 3.97%, respectively, for the Small-Mid Cap Growth Trust, 2.99% and 4.09%, respectively, for the Small-Mid Cap Trust , 3.38% and 4.33%, respectively, for the Select Growth Trust, 3.14% and 4.09%, respectively, for the Core Value Trust and 3.19% and 3.94%, respectively, for the High Grade Bond Trust. It is estimated that the expense reimbursement will remain in effect during the year end December 31, 2001. The expense reimbursement may be terminated at any time by MSS.


TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS

The Trust currently has twenty-five subadvisers who manage all of the portfolios, one of which subadvisers is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of ours.


 SUBADVISER                                                      PORTFOLIO

 A I M Capital Management, Inc.                                  All Cap Growth Trust
                                                                 Aggressive Growth Trust


 Brinson Advisors, Inc.                                          Tactical Allocation Trust
 (formerly, Mitchell Hutchins Asset Management Inc.)


 Capital Guardian Trust Company                                  Small Company Blend Trust
                                                                 U.S. Large Cap Value Trust
                                                                 Income & Value Trust
                                                                 Diversified Bond Trust

 Cohen & Steers Capital Management, Inc.                         Real Estate Securities Trust

 Davis Select Advisers, L.P.                                     Financial Services Trust
                                                                 Fundamental Value Trust

The Dreyfus Corporation                                          All Cap Value Trust

Fidelity Management & Research Company                           Strategic Opportunities Trust(A)
                                                                 Large Cap Growth Trust
                                                                 Overseas Trust

Founders Asset Management LLC                                    International Small Cap Trust



Franklin Advisers, Inc.                                          Emerging Small Company Trust

INVESCO Funds Group, Inc.                                        Telecommunications Trust
                                                                 Mid Cap Growth Trust

Janus Capital Corporation                                        Dynamic Growth Trust

Jennison Associates LLC                                          Capital Appreciation Trust

Lord, Abbett & Co.                                               Mid Cap Value Trust


Manufacturers Adviser Corporation                                Pacific Rim Emerging Markets Trust
                                                                 Quantitative Equity Trust
                                                                 Quantitative Mid Cap Trust
                                                                 Money Market Trust
                                                                 Index Trusts
                                                                 Lifestyle Trusts(B)
                                                                 Balanced Trust


Massachusetts Financial Services Company                         Strategic Growth Trust
                                                                 Capital Opportunities Trust
                                                                 Utilities Trust

Miller Anderson & Sherrerd, LLP                                  Value Trust
                                                                 High Yield Trust


Munder Capital Management                                        Internet Technologies Trust

Pacific Investment Management Company                            Global Bond Trust
                                                                 Total Return Trust

Putnam Investment Management, L.L.C.                             Mid Cap Opportunities Trust
                                                                 Global Equity Trust

Salomon Brothers Asset Management Inc                            U.S. Government Securities Trust
                                                                 Strategic Bond Trust

SSgA Funds Management, Inc.                                      Growth Trust
                                                                 Lifestyle Trusts(B)

T. Rowe Price Associates, Inc.                                   Science & Technology Trust
                                                                 Small Company Value Trust
                                                                 Health Sciences Trust
                                                                 Blue Chip Growth Trust
                                                                 Equity-Income Trust

T. Rowe Price International, Inc.                                International Stock Trust

Templeton Investment Counsel, Inc.                               International Value Trust

Wellington Management Company, LLP                               Growth & Income Trust
                                                                 Investment Quality Bond Trust
                                                                 Mid Cap Stock Trust

Allegiance Capital, Inc                                          High Grade Bond Trust

Kayne Anderson Rudnick Investment Management, LLC                Small-mid Cap Trust

Lazard Asset Management                                          Global Equity Select Trust
                                                                 International Equity Select Trust

Navellier Management Inc.                                        Small-mid Cap Growth Trust

Rorer Asset Management, LLC                                      Core Value Trust

Roxbury Capital Management, LLC                                  Select Growth Trust


-----------------


A  Formerly, the Mid Cap Blend Trust.

B SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.

GENERAL INFORMATION ABOUT MANULIFE U.S.A., THE SEPARATE ACCOUNT AND THE TRUST

MANUFACTURER'S U.S.A.

We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan . We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Manufacturers Life Insurance Company is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.


RATINGS

Manulife U.S.A. has received the following ratings from independent rating agencies:


Standard and Poor's Insurance Ratings Service:  AA+ (for financial strength)
A.M. Best Company:                              A++ (for financial strength)
Fitch:                                          AAA (for insurer financial strength)
Moody's Investors Service, Inc.:                Aa2 (for financial strength)


These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to Manulife U.S.A. as a measure of the Company's ability to honor the death benefit and no lapse guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.


THE SEPARATE ACCOUNT

The Manufacturers Life Insurance Company of America ("ManAmerica") established its Separate Account Three on August 22, 1986 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, ManAmerica transferred substantially all of its assets and liabilities to Manulife U.S.A. As a result of this transaction, Manulife U.S.A. became the owner of all of ManAmerica's assets, including the assets of the Separate Account Three (now referred to as Separate Account A of Manulife U.S.A.) and assumed all of ManAmerica's obligations including those under the Policies. The ultimate parent of both ManAmerica and Manulife U.S.A. is Manulife Financial Corporation ("MFC"). Separate Account A of Manulife U.S.A. (the "Separate Account") holds assets that are segregated from all of Manulife U.S.A.'s other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT


Manulife U.S.A. is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manulife U.S.A. Manulife U.S.A. will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manufacturers Life U.S.A. conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manulife U.S.A.



REGISTRATION



The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended (the"1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manulife U.S.A.


THE TRUST

Each sub-account of the Separate Account will purchase Class A shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the Trust portfolios, except the Lifestyle Trusts and the Equity Index Trust, are subject to a Rule 12b-1 fee of
 .15% of a portfolio's Class A net assets. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manulife U.S.A. to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manulife U.S.A. may also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.


INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS

The Portfolios of the Trust available under the Policies are as follows:

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. companies, with a focus on growth stocks of mid size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium-sized companies.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset,s under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% of the portfolio's assets are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity and debt securities of domestic and foreign companies in the utilities industry.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Normally, the portfolio will invest at least 65% of its total assets in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.

The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolios total assets in equity securities which the subadviser believes to be undervalued in the marketplace. Normally, at least 65% of the portfolio's total assets will consist of investments in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.


The SMALL-MID CAP GROWTH TRUST seeks long-term growth of capital by investing principally in equity securities issued of fast growing companies that offer innovative products, services, or technologies to a rapidly expanding marketplace.

The SMALL-MID CAP TRUST seeks to achieve long-term capital appreciation, with dividend income as a secondary consideration, by investing principally in common stocks of small and mid cap companies that the subadviser believes are of high quality.

The INTERNATIONAL EQUITY SELECT TRUST seeks long-term capital appreciation by investing primarily in equity securities, principal American Depository Receipts and common stocks, of relatively large non-U.S. companies with market capitalizations in the range of the Morgan Stanley Capital International (MSCI) Europe, Australia and Far East Index that the subadviser believes are undervalued based on their earnings, cash flow or asset values.

The SELECT GROWTH TRUST seeks long-term growth of capital by investing primarily large-cap equity securities.

The GLOBAL EQUITY SELECT TRUST seeks long-term capital by investing primarily in equity securities, including American and Global Depository Receipts and common stocks, of relatively large U.S. and non-U.S. companies with market capitalizations in the range of the Morgan Stanley Capital International (MSCI) World Index that the subadviser believes are undervalued based on their earnings, cash flow or asset values.

The CORE VALUE TRUST seeks long-term capital appreciation by investing, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $1 billion at the time of purchase.

The HIGH GRADE BOND TRUST seeks to maximize total return, consistent with the preservation of capital and prudent investment management, by investing primarily (at least 80% under normal market conditions) in investment grade, fixed income securities of varying maturities.


*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

ISSUING A POLICY

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex, with prior approval from the Company. A Policy will generally be issued only on the lives of insureds from ages 0 through 90.

Each Policy has a Policy Date, an Effective Date and an Issue Date (See "Definitions" above).

The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which Suicide and Validity are measured.

If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:

(i) the Policy Date and the Effective Date will be the date the Company receives the check at its Service Office, and

(ii) the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Issue Date, and the life insured must be in good health on the date the initial premium is received. If the premium is not paid or if the application is rejected, we will cancel the Policy and return any partial premiums paid to the applicant.

MINIMUM INITIAL FACE AMOUNT


We will generally issue a Policy only if it has a Face Amount of at least $100,000 [$500,000].


BACKDATING A POLICY

Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a Policy is backdated, we will credit Net Premiums received prior to the Effective Date of a Policy with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

As of the Effective Date, the premiums paid plus interest credited, net of the premium charge, will be allocated among the Investment Accounts and/or Fixed Account in accordance with the policyowner's instructions unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period.

TEMPORARY INSURANCE AGREEMENT

In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

The acceptance of an application is subject to the Company's underwriting rules, and we reserve the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an Additional Rating assigned to it.

RIGHT TO EXAMINE THE POLICY


You may return a Policy for a refund within 10 days after you received it. Some states provide a longer period of time to exercise this right. The Policy will indicate if a longer time period applies. The Policy may be mailed or delivered to the Manulife U.S.A. agent who sold it or to our Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after we receive the returned Policy at our Service Office, we will refund to the policyowner an amount equal to either:


(1)  the amount of all premiums paid or

(2) (a) the difference between payments made and amounts allocated to the Separate Account and the Fixed Account; plus

     (b) the value of the amount allocated to the Separate Account and the Fixed Account as of the date the returned Policy is received by the Company; minus

     (c) any partial withdrawals made and policy loans taken.

Whether the amount described in (1) or (2) is refunded depends on the requirements of the applicable state.

If you request an increase in Face Amount which results in new Surrender Charges, you will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. You may request a refund of all or any portion of premiums paid during the right to examine period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

We reserve the right to delay the refund of any premium paid by check until the check has cleared.

LIFE INSURANCE QUALIFICATION

A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). At the time of application, the policyowner must choose either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.

CASH VALUE ACCUMULATION TEST

Under the Cash Value Accumulation Test ("CVAT"), the Policy Value may not at any time exceed the Net Single Premium. The Net Single Premium is the one payment that would be needed on a specific date to fund future Policy benefits, assuming guaranteed charges and 4% net interest. To ensure that a Policy meets the CVAT, the Company will generally increase the death benefit, temporarily, to the required minimum amount. However, we reserve the right to require evidence of insurability should a premium payment cause the death benefit to increase by more than the premium payment amount. Any excess premiums will be refunded.

GUIDELINE PREMIUM TEST

Under the Guideline Premium Test, the sum of premiums paid into the Policy may not at any time exceed the Guideline Premium Limitation as of such time. The Guideline Premium Limitation is, as of any date, the greater of:

(a)      the Guideline Single Premium, or
(b)      the sum of the Guideline Level Premiums to such date.

If you elected this test, the Guideline Single Premium and the Guideline Level Premium are as set forth in the Policy.

The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable minimum death benefit percentage for the Attained Age of the life insured. See "Death Benefits - Minimum Death Benefit."

The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit.

Changes to the Policy may affect the maximum amount of premiums, such as:

-        a change in the Policy's Face Amount.
-        a change in the death benefit option.
-        partial withdrawals.
-        addition or deletion of Supplementary Benefits.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company may refund any excess premiums paid. In addition, these changes could reduce the future premium limitations.

DEATH BENEFITS

If the Policy is in force at the time of the death of the life insured, the Company will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any Supplementary Benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the life insured should die after we receive a request for surrender, no insurance benefit will be payable, and we will pay only the Net Cash Surrender Value.

DEATH BENEFIT OPTIONS

There are three death benefit options, described below. The actual death benefit is the amount shown below under the applicable death benefit option or, if greater, the Minimum Death Benefit as described below.

DEATH BENEFIT OPTION 1

Under Option 1, the death benefit is the Face Amount of the Policy at the date of death.

DEATH BENEFIT OPTION 2

Under Option 2, the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death.

DEATH BENEFIT OPTION 3

Under Option 3, the death benefit is the Face Amount plus the Premium Death Benefit Account. The Premium Death Benefit Account is the sum of the premiums paid to date less any Gross Withdrawals, but not less than zero. Gross Withdrawals are the amounts of partial withdrawals plus any Surrender Charges applicable thereto.

If on the date of death of the insured, the Policy is being kept in force under the No-Lapse Guarantee provision, the death benefit will be the Face Amount of the Policy only.

If any partial withdrawals are made, the death benefit, whether it is Option 1, 2 or 3, will be less than it would be if no withdrawals were made. Making a partial withdrawal will result in a reduction in the Face Amount of insurance for Death Benefit Option 1 and, in certain circumstances, Death Benefit Option
3. See "Policy Surrender and Partial Withdrawals - Reduction in Face Amount due to a Partial Withdrawal."

If the life insured should die during a grace period, the death benefit will be reduced by the amount of any monthly deductions due, and the Policy Value will be calculated as of the date of the default giving rise to the grace period.

MINIMUM DEATH BENEFIT.

The Minimum Death Benefit depends on whether the policyowner elected the Guideline Premium Test or the Cash Value Accumulation Test for qualification of the Policy as life insurance under the Code. See "Issuing a Policy - Life Insurance Qualification."


If you elected the Guideline Premium Test, the sum of the death benefit as described above and the benefit payable under any Supplementary Term Insurance on the life insured will never be less than the Policy Value at the date of death multiplied by the applicable minimum death benefit percentage in the table below.

----------------------------------------------------------
       TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES
----------------------------------------------------------
     ATTAINED AGE            APPLICABLE PERCENTAGE
     40 and under                      250%
          45                           215%
          50                           185%
          55                           150%
          60                           130%
          65                           120%
          70                           115%
          75                           105%
          90                           105%
     95 and above                      100%
------------------------ ---------------------------------

For ages not shown, the applicable percentage can be found by reducing the above applicable percentages proportionately.

If you elected the Cash Value Accumulation Test, on any date the sum of the death benefit as described above, plus the benefit payable under any Supplementary Term Insurance on the life insured, will always be equal to the amount required on such date to produce a Policy Value that does not exceed the Net Single Premium required to fund future benefits under the policy.

CHANGING THE DEATH BENEFIT OPTION


You may change the death benefit option as described below once each Policy Year after the first Policy Year. The change will occur on the first day of the next Policy Month after we receive a written request for a change at our Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes. We will not allow a change in death benefit option if it would cause the Face Amount to decrease below $100,000 [$500,000].


A change in the death benefit option will result in a change in the Policy's Face Amount in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2

The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change.

CHANGE FROM OPTION 2 TO OPTION 1

The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change.

CHANGE FROM OPTION 3 TO OPTION 1

The new Face Amount will be equal to the Face Amount prior to the change plus the Premium Death Benefit Account as of the date of the change.

No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT

Subject to the limitations stated in this prospectus, you may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT

You may increase the Face Amount once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000 or such other Minimum Face Amount Increase as the Company may establish on 90 days written notice to YOU. An increase will become effective at the beginning of the Policy Month following the date we approve the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. We reserve the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

NEW SURRENDER CHARGES FOR AN INCREASE

An increase in Face Amount will usually result in the Policy being subject to new Surrender Charges. The new Surrender Charges will be computed as if a new Policy were being purchased for the increase in Face Amount. The premiums attributable to the new Face Amount will not exceed the Surrender Charge Premium Limit associated with that increase. There will be no new Surrender Charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have a right to examine with respect to any increase resulting in new Surrender Charges.

An additional premium may be required for a Face Amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase.

INCREASE WITH PRIOR DECREASES

If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest Face Amount will be deemed to be restored first.

CHANGING BOTH THE FACE AMOUNT AND THE DEATH BENEFIT OPTION

If you request to change both the Face Amount and the death benefit option in the same month, the death benefit option change shall be deemed to occur first.

DECREASE IN FACE AMOUNT

Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000 or such other Minimum Face Amount Decrease as the Company may establish on 90 days written notice to you. A written request from a policyowner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date we approve the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively. Under no circumstances should the sum of all decreases cause the Policy to fall below the minimum Face Amount of $100,000.

PREMIUM PAYMENTS

INITIAL PREMIUMS

No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium. (For policies issued in the state of Florida, the minimum initial premium is one-twelfth of the No-Lapse Guarantee Value Deduction (which is set forth in the Table of Values in your policy).

On the later of the Effective Date or the date a premium is received, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions.

SUBSEQUENT PREMIUMS

After the payment of the initial premium, premiums may be paid at any time and in any amount until the life insured's Attained Age 100, subject to the limitations on premium amount described below.

A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. We will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner. However, the policyowner is under no obligation to make the indicated payment.

The Company may refuse any premium payment that would cause the Policy to fail to qualify as life insurance under the Code. We also reserve the right to request evidence of insurability if a premium payment would result in an increase in the death benefit that is greater than the increase in Policy Value.

Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day we receive the premiums at our Service Office. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

MAXIMUM PREMIUM LIMITATION

If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.

PREMIUM ALLOCATION

Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 3% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any whole number between zero and 100, provided the total allocation equals 100. You may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office. Changes may also be made by telephone if a valid authorization form is on file with us.

CHARGES AND DEDUCTIONS

The Company makes various charges under the Policy. Charges are deducted from premiums, monthly from Policy Values and upon surrender of a Policy, a partial withdrawal or lapse of a Policy. These charges are discussed below.

The Policy may be issued with either one of two optional riders, the Cash Value Enhancement Rider and the Cash Value Enhancement Plus Rider. Adding either rider to the Policy will alter certain charges under the Policy. The charges associated with these riders are discussed under "Other Provisions of the Policy
- Cash Value Enhancement Riders."

PREMIUM CHARGES

During the first 10 Policy Years, Manulife U.S.A. deducts a premium charge from each premium payment equal to 7.5% of the premium. Thereafter, the premium charge is equal to 5.0% of the premium. The premium charge is designed to cover a portion of the Company's acquisition and sales expenses and premium taxes. Premium taxes vary from state to state, ranging from 0% to 3.5%.


SURRENDER CHARGES

The Company will deduct a Surrender Charge if, during the first 10 years following the Policy Date or the effective date of a Face Amount increase:

     -    the Policy is surrendered for its Net Cash Surrender Value,
     -    a partial withdrawal is made, or
     -    the Policy lapses.

The Surrender Charge, together with a portion of the premium charge, is designed to compensate the Company for some of the expenses it incurs in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature. The Surrender Charge is calculated separately for the initial Face Amount and each Face Amount increase.

The Surrender Charge is the sum of (i) plus (ii), multiplied by (iii), multiplied by the applicable Grading Percentage, where:

(i)  is the Rate per $1000 of initial Face Amount (or Face Amount increase);

(ii) is 80% of the lesser of (a) the premiums paid in the first two Policy Years per $1000 of initial Face Amount (or the premiums attributable to each $1000 of Face Amount increase in the two years following the increase) or
     (b) the

      Surrender Charge Premium Limit set out in the Policy for the initial Face Amount (or furnished by the Company with respect to a Face Amount increase); and

(iii) is the initial Face Amount (or the Face Amount increase) divided by 1000.

The Rate per $1000 of initial Face Amount is based on the life insured's Age at issuance of the Policy. The Rate per $1000 of Face Amount increase is based on the life insured's Attained Age at the time of an increase. The Rates per $1000 are set forth in the following table.

             TABLE OF GUARANTEED SURRENDER CHARGE RATES PER $ 1000
                     OF FACE AMOUNT OR FACE AMOUNT INCREASE

  AGE AT ISSUANCE OR                 DEATH BENEFIT                DEATH BENEFIT
  ATTAINED AGE AT INCREASE           OPTIONS 1 AND 3               OPTION 2
  25 or less                         $7.30                        $6.30
  26 - 35                            $6.40                        $5.60
  36 - 45                            $5.90                        $4.70
  46 - 55                            $4.00                        $4.50
  56 - 65                            $2.90                        $1.90
  66 or greater                      $2.40                        $1.90


The Grading Percentage varies with the Policy Month in which the transaction causing the assessment of the Surrender Charge occurs. As indicated in the following table, the Grading Percentage starts at 100% for the first Policy Month and grades down 10% each Policy Year (or .833% each Policy Month) reaching zero at the end of 10 years.

             GRADING PERCENTAGES DURING THE SURRENDER CHARGE PERIOD
        (Applicable to the Initial Face Amount and Subsequent Increases)
             The Grading Percentages Will Not Exceed The Following:

              Surrender Charge Period                Grading
                  (Policy Year)                    Percentage*
                        1                             100%
                        2                              90%
                        3                              80%
                        4                              70%
                        5                              60%
                        6                              50%
                        7                              40%
                        8                              30%
                        9                              20%
                       10                              10%
                       11                               0%


* The Grading Percentages shown are at the beginning of each Policy Year. Proportionate Grading Percentages apply for other Policy Months.

ILLUSTRATION OF SURRENDER CHARGE CALCULATION

ASSUMPTIONS

-    45 year old male (standard risk and nonsmoker status)
-    Death Benefit Option 1
-    $20,000 in premiums have been paid on the Policy in the first two Policy
     Years
-    Surrender Charge Premium Limit for the Policy is $16.74
- Face Amount of the Policy at issue is $500,000 and no increases have occurred
-    Policy is surrendered during the first month of the first policy year.

SURRENDER CHARGE

The Surrender Charge to be assessed would be $9,646 determined as follows:

(1) First, the applicable Rate per $1000 of initial Face Amount as set forth in the table above ($5.90) is added to 80% of the lesser of the premiums paid per $1000 of initial Face Amount or the Surrender Charge Premium Limit.

$5.90 plus (80%) x [the lesser of $20,000/(500,000/1000) or $16.74] = $19.29.

(2) Next, this figure is multiplied by the initial Face Amount divided by 1000.

$19.29 x [500,000/1000 or 500] = $9,646.

(3) Finally, the figure obtained in step 2 is multiplied by the applicable Grading Percentage for the first month of the first Policy Year (100%).

$9,646 x 100% = $9,646.

Depending upon the Face Amount of the Policy, the Age of the life insured at issuance, premiums paid under the Policy and the performance of the underlying investment options, the Policy may have no Cash Surrender Value and, therefore, the policyowner may receive no surrender proceeds upon surrendering the Policy.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

A partial withdrawal made during the Surrender Charge Period will result in the assessment of a pro-rata portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal to the Net Cash Surrender Value of the Policy as of the date of the withdrawal. It will equal (a) divided by (b), multiplied by (c), where:

(a) is the amount of the partial Net Cash Surrender Value withdrawal;
(b) is the Net Cash Surrender Value prior to the withdrawal; and
(c) is the current total Surrender Charge prior to the withdrawal.

The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account unless you direct that the Surrender Charges be deducted from one or more Investment Accounts or the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

Whenever a portion of the Surrender Charges is deducted as a result of a partial withdrawal, the Policy's remaining Surrender Charges will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the partial withdrawal.

MONTHLY DEDUCTIONS

On the Policy Date and at the beginning of each Policy Month, a deduction is taken from the Net Policy Value to cover certain charges in connection with the Policy until the Policy Anniversary when the life insured reaches Attained Age 100, unless certain riders are in effect in which case such charges may continue. If there is a Policy Debt under the Policy, loan interest and principal will continue to be payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. These monthly deductions consist of:

-    an administration charge;
-    an asset-based risk charge; and
-    a cost of insurance charge.

If applicable, there may be additional monthly charges for any Supplementary Benefits added to the Policy.

All of the monthly deductions, except for the asset-based risk charge, may be allocated among the Investment Accounts and the Fixed Account as specified by the policyowner and approved by us. Absent such specification, the monthly deductions, except the asset-based risk charge, will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy value in each bears to the Net Policy Value. The asset-based risk charge will be allocated among the Investment Accounts in the same proportion as the value in each Investment Account bears to the total value of all Investment Accounts.

ADMINISTRATION CHARGE

The administration charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy. During the first five Policy Years, this monthly charge will be $40 plus a per $1000 of Face Amount charge. For all subsequent Policy Years, the monthly administration charge will be $20 plus a per $1000 of Face Amount charge. The per $1000 component of the administration charge applies to the initial Face Amount for the first 10 Policy Years and thereafter to the initial Face Amount less any Face Amount decreases. The per $1000 charge is based on the life insured's Age at issuance or Attained Age at the time of an increase and the death benefit option in effect as set forth in the following table.


                      DEATH BENEFIT                           DEATH BENEFIT
                      OPTIONS 1 AND 3                         OPTION 2
------------------------------------------------------------------------------------------
   AGE*/              First Five          Subsequent          First Five      Subsequent
   ATTAINED AGE*      Policy Years        Policy Years        Policy Years    Policy Years
------------------------------------------------------------------------------------------
   25-                0.105               0.025               0.215           0.025
   35                 0.195               0.025               0.295           0.040
   45                 0.290               0.060               0.440           0.090
   55                 0.535               0.105               0.520           0.140
   65                 0.700               0.155               0.950           0.300
   75                 0.850               0.250               0.950           0.300
   85+                1.075               0.500               1.150           0.575

   *The monthly charge for non-decennial ages is found by interpolating the two nearest tabular entries.
------------------------------------------------------------------------------------------

ASSET-BASED RISK CHARGE

A charge is assessed against the Investment Accounts monthly at an annual rate of 0.15%. This rate is guaranteed not to exceed 0.45%. This charge is to compensate the Company for the sales, administrative and other expenses it may incur. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

COST OF INSURANCE CHARGE

The monthly cost of insurance charge is determined as the rate of the cost of insurance for a specific Policy Month, as described below, multiplied by the net amount at risk.

For Death Benefit Options 1 and 3, the net amount at risk is equal to the greater of zero or the result of (a) minus (b), where:

(a) is the death benefit as of the first day of the Policy Month, divided by 1.0024663; and

(b) is the Policy Value as of the first day of the Policy Month after the deduction of the monthly cost of insurance.

For Death Benefit Option 2, the net amount at risk is equal to the Face Amount of insurance.

The rates for the cost of insurance, as of the Policy Date and subsequently for each Face Amount increase, are based on the life insured's Age, sex and Risk Classification, the duration that coverage has been in force and the net amount at risk.

The Company applies unisex rates where appropriate under the law. This currently includes the state of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within any class of life insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the life insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on the 1980 Commissioners Smoker Distinct, Age Nearest Birthday, Mortality tables.

CHARGES FOR TRANSFERS

A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year. The charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

REDUCTION IN CHARGES

The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. The Company reserves the right to reduce any of the Policy's charges in certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commission or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, expected persistency of the individual Policies, and any other circumstances which the Company believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. The Company may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

SPECIAL PROVISIONS FOR EXCHANGES

The Company will permit owners of certain fixed life insurance contracts issued by the Company to exchange their contracts for the Policies described in this prospectus (and likewise, owners of Policies described in this prospectus may also exchange their Policies for certain fixed life insurance contracts issued by the Company). Policyowners considering an exchange should consult their tax advisor as to the tax consequences of an exchange.


COMPANY TAX CONSIDERATIONS

At the present time, the Company makes no specific charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to the Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE

A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT

Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manulife U.S.A. For a detailed description of the Fixed Account, see "The General Account - Fixed Account."


LOAN ACCOUNT

Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Interest Credited Differential. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES

The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day.

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

TRANSFERS OF POLICY VALUE

At any time, the policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. Transfers involving the Fixed Account are subject to certain limitations noted below under "Transfers Involving Fixed Accounts." Transfer requests must be in writing in a form satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

We reserve the right to impose limitations on transfers, including the maximum amount that may be transferred. We reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law. Transfers may also be delayed when any of the events described under items (i) through (iii) in "Payment of Proceeds" occurs. Transfer privileges are also subject to any restrictions that may be imposed by the Trust. In addition, we reserve the right to defer the transfer privilege at any time when we are unable to purchase or redeem shares of the Trust.

While the Policy is in force, you may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

(a)  within eighteen months after the Issue Date; or

(b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

Such transfers will not count against the twelve transfers that may be made free of charge in any Policy Year.

TRANSFERS INVOLVING FIXED ACCOUNT

The maximum amount that you may transfer from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS

Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

DOLLAR COST AVERAGING

The Company offers policyowners an optional Dollar Cost Averaging ("DCA") program. Under the DCA program, the policyowner will designate an amount which will be transferred monthly from one Investment Account into any other Investment Account(s) or the Fixed Account. The charge for a transfer made under the DCA program will not exceed $5. The Company will provide you with 90 days' written notice of any change in the current charge. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and the policyowner will be so notified.

The Company reserves the right to cease to offer this program as of 90 days after written notice of termination is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS

Under the optional Asset Allocation Balancer program, the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, the Company will transfer amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner's premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs the Company otherwise or has elected the DCA program. The charge for a transfer made under the Asset Allocation Balancer program will not exceed $15. The Company will provide you with 90 days' written notice of any change in the current charge.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS

While a Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value in an amount not to exceed the Maximum Loanable Amount. The Policy serves as the only security for the loan. Policy loans may have tax consequences. See "Tax Treatment of Policy Benefits - Interest on Policy Loans After Year 10" and "Tax Treatment of Policy Benefits - Policy Loan Interest."

EFFECT OF POLICY LOAN

A Policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A Policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a Policy loan may result in a Policy's failing to satisfy the No-Lapse Guarantee Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a Policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS

Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. During the first 10 Policy Years, the rate of interest charged will be an effective annual rate of 5.25%. Thereafter, the rate of interest charged will be an effective annual rate of 4%. If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy and added to the Policy Debt.

Interest on the Policy Debt will continue to accrue daily if there is an outstanding loan when monthly deductions and premium payments cease at the life insured's Attained Age 100. The Policy will go into default at any time the Policy Debt exceeds the Policy Value. At least 61 days prior to termination, the Company will send you a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the Policy out of default.

LOAN ACCOUNT

When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT

Interest will be credited to amounts in the Loan Account at an effective annual rate of 4%. This rate is guaranteed not to be less than 4.00% during the first 10 policy years and 3.50% thereafter. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25% during the first ten policy years and 0.50% thereafter. The Company may change the Loan Interest Credited Differential as of 90 days after sending you written notice of such change.

For a Policy that is not a Modified Endowment Contract ("MEC"), the tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under federal tax law as a result of the differential between the credited interest rate and the loan interest rate, we retain the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under federal tax law.

LOAN ACCOUNT ADJUSTMENTS

On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value.

LOAN REPAYMENTS

You may repay the Policy Debt in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. We will allocate loan repayments first to the Fixed Account until the associated Loan Sub-Account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account.

Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums. Where permitted by applicable state law, when a portion of the Loan Account amount is allocated to the Fixed Account, the Company may require that any amounts paid to it be applied to outstanding loan balances.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER

You may surrender a Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any Surrender Charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which we receive the Policy and your written request for surrender at our Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

PARTIAL WITHDRAWALS

You may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. You may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a partial withdrawal, see "Charges and Deductions - Surrender Charges."

Withdrawals will be limited if they would otherwise cause the Face Amount to fall below $100,000.

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL

If Death Benefit Option 1 is in effect when a partial withdrawal is made and the death benefit equals the Face Amount, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charge. Otherwise, if the death benefit is the Minimum Death Benefit as described under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced by the amount, if any, by which the withdrawal plus the pro-rata Surrender Charge exceeds the difference between the death benefit and the Face Amount plus the Premium Death Benefit Account.

If Death Benefit Option 3 is in effect when a partial withdrawal is made, the withdrawal plus the pro-rata Surrender Charge exceeds the Premium Death Benefit Account and the death benefit equals the Face Amount plus the Premium Death Benefit Account, the Face Amount of the Policy will be reduced by the amount by which the withdrawal plus the pro-rata Surrender Charge exceeds the Premium Death Benefit Account. If the death benefit is the Minimum Death Benefit, the Face Amount will be reduced by the amount, if any, by which such excess exceeds the difference between the death benefit and the Face Amount plus the Premium Death Benefit Account.

If Death Benefit Option 2 is in effect, partial withdrawals do not affect the Face Amount of a Policy.

When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

LAPSE AND REINSTATEMENT

LAPSE

Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." The Company will notify the policyowner of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium charge. If we do not receive the required payment by the end of the grace period, the Policy will terminate with no value.

NO-LAPSE GUARANTEE

(See below for provisions applicable for policies issued in Florida)

In those states where it is permitted, as long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Company will guarantee that the Policy will not go into default even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to fall to zero or below during such period.

The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

The No-Lapse Guarantee Premium is set at issuance of the Policy and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if there is (i) a change in the Face Amount of the Policy, (ii) a change of the death benefit option , (iii) a decrease in the Face Amount of insurance due to a partial withdrawal, or (iv) any change in the Supplementary Benefits added to the Policy or the Risk Classification of the life insured.

The No-Lapse Guarantee Period is described under "Definitions."

While the No-Lapse Guarantee is in effect, the Company will determine, at the beginning of any Policy Month that a Policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If the test has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification, will be equal to the lesser of:

(a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

(b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge.

If we do not receive the required payment by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.

Policies Issued in Florida. The following changes are applicable for Policies issued in Florida:

A No-Lapse Guarantee Value Test (as opposed to a No-Lapse Guarantee Cumulative Premium Test) is used to determine whether the No-Lapse Guarantee is in effect.

The No-Lapse Guarantee Value Test is satisfied if, as of the beginning of the Policy Month that your Policy would otherwise be in default, the sum of all premiums paid less:

     (a)  the sum of the No-Lapse Guarantee Value Deductions,
     (b)  any gross withdrawals, and
     (c)  any Policy Debt

is equal to or greater than zero.

The No-Lapse Guarantee Value Deduction is set forth in the Table of Values in your Policy. It is set at issue and is recalculated, prospectively, whenever any of the following changes occur under the Policy:

-    the face amount of insurance changes.
-    a supplementary benefit is added, changed or terminated.
-    the risk classification of the life insured changes.
- a temporary Additional Rating is added (due to a face amount increase), or terminated.
-    The Death Benefit Option changes.
          If, during the No-Lapse Guarantee Period, the No-Lapse Guarantee Value Test has not been met, the No-Lapse Guarantee Value Test (as opposed to the No-Lapse Guarantee Cumulative Premium Test) will be used to determine the amount necessary to keep your Policy from going into default. This required payment will be equal to the lesser of:

     (a) the amount necessary to satisfy the No-Lapse Guarantee Value Test at the date of default, plus the sum of two monthly No-Lapse Guarantee Value Deductions, or
     (b) the amount necessary to bring the Net Cash Surrender Value to zero plus:
          1.   the monthly deductions due,
          2.   the next two monthly deductions, and
          3.   the applicable premium charge.

NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST

The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your Policy would otherwise be in default, the sum of all premiums paid to date, less any Policy Debt and less any gross withdrawals taken on or before the date of the test, is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

DEATH DURING GRACE PERIOD

If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

REINSTATEMENT

A policyowner may, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

(a) Evidence of the life insured's insurability, satisfactory to the Company, is provided to the Company; and

(b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the amount needed to keep the Policy in force to the next scheduled date for payment of the Planned Premium, must be paid to the Company.

If the reinstatement is approved, the date of reinstatement will be the later of the date we approve the policyowner's request or the date we receive the required payment at our Service Office. In addition, any Surrender Charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.

THE GENERAL ACCOUNT


The general account of Manulife U.S.A. consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manulife U.S.A. has sole discretion over the investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of Manulife U.S.A. have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.


FIXED ACCOUNT

A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. The Company will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT

The Policy Value in the Fixed Account is equal to:

     (a)  the portion of the net premiums allocated to it; plus
     (b)  any amounts transferred to it; plus
     (c)  interest credited to it; less
     (d)  any charges deducted from it; less
     (e)  any partial withdrawals from it; less
     (f)  any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT

An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, we guarantee that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of the general account. Consequently, if you pay the planned premiums, allocate all net premiums only to the general account and make no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.

OTHER PROVISIONS OF THE POLICY

CASH VALUE ENHANCEMENT RIDERS

The Policy may be issued with one of two optional Cash Value Enhancement riders:
(1) the Cash Value Enhancement Rider or (2) the Cash Value Enhancement Plus Rider. The decision to add either one of these two riders to a Policy must be made at issuance of the Policy and, once made, is irrevocable. The benefit of these riders is that the Cash Surrender Value of a Policy is enhanced during the period for which Surrender Charges are applicable. The enhancement is provided by deducting a Surrender Charge that is less than the Surrender Charge that would otherwise have applied. Under the Cash Value Enhancement Plus Rider, there will be no Surrender Charge.

Under each of the riders, the enhancement in Cash Surrender Value is equal to the Surrender Charge multiplied by the applicable Cash Value Enhancement Factor. The applicable Cash Value Enhancement Factors under the two riders during the 10 years of the Surrender Charge Period are set forth below:

                         CASH VALUE ENHANCEMENT FACTORS
          (Applicable to Initial Face Amount and Subsequent Increases)

                         Cash Value Enhancement         Cash Value Enhancement
 Policy Year                     Rider                         Plus Rider
 -----------                     -----                         ----------
    1 - 2                         80%                              100%
      3                           60%                              100%
      4                           40%                              100%
      5                           20%                              100%
   6 - 10                          0%                              100%

Adding either of the Cash Value Enhancement riders to a Policy will alter certain of the charges under the Policy, as illustrated in the following table. There will be no change in the monthly administration and cost of insurance charges under the Policy.

                  COMPARATIVE MONTHLY CHARGES WITH ADDITION OF
                          CASH VALUE ENHANCEMENT RIDERS

-------------------------------------------------------------------------------------
       CHARGES
-------------------------------------------------------------------------------------
                                                  THE POLICY
-------------------------------------------------------------------------------------
Premium Charge               7.5% for first 10 Policy Years and 5.0% thereafter
-------------------------------------------------------------------------------------
Asset-Based Risk Charge      0.15% per Policy Year (guaranteed not to exceed 0.45%)
-------------------------------------------------------------------------------------

                                  THE POLICY WITH CASH VALUE ENHANCEMENT RIDER
-------------------------------------------------------------------------------------
Premium Charge               8.5% for first 10 Policy Years and  5.5% thereafter
-------------------------------------------------------------------------------------
Asset-Based Risk Charge      0.15% per Policy Year (guaranteed not to exceed 0.45%)
-------------------------------------------------------------------------------------

                              THE POLICY WITH CASH VALUE ENHANCEMENT PLUS RIDER
-------------------------------------------------------------------------------------
Premium Charge               3.25% for first 10 Policy Years and 2.25% thereafter
-------------------------------------------------------------------------------------
Asset-Based                  Risk Charge 1.00% per Policy Year for
                             the first 15 Policy Years (guaranteed
                             not to exceed 1.30%) and 0.25%
                             thereafter (guaranteed not to exceed
                             0.55%)
-------------------------------------------------------------------------------------

POLICYOWNER RIGHTS

Unless otherwise restricted by a separate agreement, the policyowner may, until the life insured's death:

     -    Vary the premiums paid under the Policy.
     -    Change the death benefit option.
     -    Change the premium allocation for future premiums.
     -    Transfer amounts between sub-accounts.
     -    Take loans and/or partial withdrawals.
     -    Surrender the contract.
     -    Transfer ownership to a new owner.
     - Name a contingent owner that will automatically become owner if the policyowner dies before the insured.
     -    Change or revoke a contingent owner.
     -    Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS


Manulife U.S.A. will not be bound by an assignment until it receives a copy of the assignment at its Service Office. We assume no responsibility for the validity or effects of any assignment.


BENEFICIARY

One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries in the same class will share equally in the insurance benefit payable to them. Beneficiaries may be revocable or irrevocable. Unless an irrevocable designation has been elected, you may change the beneficiary during the life insured's lifetime by giving written notice to the Company in a form satisfactory to us. The change will take effect as of the date such notice is signed. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, we will pay the insurance benefit as if the beneficiary had died before the life insured.

VALIDITY
                                       37

The Company will not contest the validity of a Policy after it has been in force during any life insured's lifetime for two years from the Issue Date. We will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the lifetime of the life insured for two years. If a Policy has been reinstated and been in force during the lifetime of the life insured for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX

If the stated age or sex, or both, of the life insured in the Policy are incorrect, we will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION

If the life insured dies by suicide within two years after the Issue Date (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), the Policy will terminate and the Company will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

If the life insured dies by suicide within two years after the effective date of an increase in Face Amount, the death benefit for that increase will be limited to the Monthly Deductions taken for the increase.

The Company reserves the right to obtain evidence of the manner and cause of death of the life insured.

SUPPLEMENTARY BENEFITS

Subject to certain requirements, one or more Supplementary Benefits may be added to a Policy, including those providing a death benefit guarantee, term insurance for an additional insured, providing accidental death coverage, waiving monthly deductions upon disability, accelerating benefits in the event of a terminal illness, and, in the case of corporate-owned policies, permitting a change of the life insured (a taxable event). More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost, if any, for supplementary benefits will be deducted as part of the monthly deductions.

TAX TREATMENT OF THE POLICY

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the IRS. Manulife U.S.A. does not make any guarantee regarding the tax status of any policy or any transaction regarding the policy.


The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax advisor should be consulted for advice on the tax attributes of the particular arrangement.

LIFE INSURANCE QUALIFICATION

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Code, and thereby to enjoy the tax benefits of such a contract:

- The Policy must satisfy the definition of life insurance under Section 7702 of the Code.
- The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.
- The Policy must be a valid life insurance contract under applicable state law.
- The policyowner must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium and the Cash Value Corridor Tests. By limiting cash value at any time to the net single premium that would be required in order to fund future benefits under the Policy, the Cash Value Accumulation Test in effect requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy that is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW

A policy must qualify as a valid life insurance contract under applicable state laws. State regulations require that the policyowner have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their Policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policy has many more portfolios to which policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.

DEATH BENEFIT

The death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

In general, at the insured's death, an estate tax is imposed on assets that are treated as part of the insured's estate. Death benefits are included in the insured's estate if the estate is the beneficiary under the policy, if the insured owned the policy at death, or if the insured had retained certain incidents of ownership in the policy. In addition, if within three years of the insured's death, the insured made a gift of the policy or relinquished those incidents of ownership which would have otherwise caused the policy to be treated as part of the insured's estate, the death benefit will be included in the insured's estate.

CASH VALUES

Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value, including increments thereof, until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY

Investment in the Policy means:

- the aggregate amount of any premiums or other consideration paid for a Policy; minus
- the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract ("MEC"), to the extent such amount has been excluded from gross income, will be disregarded); plus
- the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE

Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total Investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse or surrender, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements.

DISTRIBUTIONS

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MEC.

DISTRIBUTIONS FROM NON-MEC's

A distribution from a non-MEC is generally treated as a tax-free recovery by the policyowner of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. In general, loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner. (But see the discussion of the tax treatment of loans made after year ten in the section "Interest on Policy Loans After Year 10").

FORCE OUTS

An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC's

Policies classified as MEC's will be subject to the following tax rules:

- First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.
- Second, loans taken from or secured by such a Policy and assignments or pledges of any part of its value are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.
- Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:
-    is made on or after the policyowner attains age 59 1/2;
-    is attributable to the policyowner becoming disabled; or
- is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts
Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts" or "MECs," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a MEC if the accumulated premiums paid at any time during the first seven Policy Years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes
A Policy that is not a MEC may become a MEC if it is "materially changed." If there is a material change to the Policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount
If there is a reduction in benefits during the first seven Policy Years, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

Exchanges
A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums
If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. (Any amount that would still be excess premium on the next anniversary will be refunded to the policyowner.) The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary. The interest credited will be taxable to the owner in the year earned.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

If, in connection with the application or issue of the Policy, the policyowner acknowledges that the policy is or will become a MEC, excess premiums that would cause MEC status will be credited to the account as of the original date received.

Multiple Policies
All MEC's that are issued by a company (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST

Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.

If the policyowner is an individual, and if the taxpayer is a business and is not the policyowner, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

INTEREST ON POLICY LOANS AFTER YEAR 10

Interest is credited to amounts in the Loan Account at an effective annual rate of 4.00%. This rate is guaranteed not to be less than 4.00% during the first 10 policy years and 3.50% thereafter. The actual rate credited is equal to the rate of interest charged on the policy loan, less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25% during the first ten policy years and 0.50% thereafter. The tax consequences associated with a loan interest credited differential of 0% are unclear. A tax adviser should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of no differential between the credited interest rate and the loan interest rate, the Company retains the right to decrease the crediting rate under the loan to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which the Company considers to be most likely to result in the transaction being treated as a loan under Federal tax law.

POLICY EXCHANGES

A policyowner generally will not recognize gain upon the exchange of a Policy for another life insurance policy covering the same life insured and issued by the Company or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. The receipt of cash or forgiveness of indebtedness is treated as "boot" which is taxable up to the amount of the gain in the policy. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyowner's Investment in the Policy.

OTHER TRANSACTIONS

A transfer of the Policy, a change in the owner, a change in the life insured, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the death benefit payable upon the death of the life insured may in certain circumstances be includible in taxable income to the extent that the death benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyowner and beneficiary.

ALTERNATE MINIMUM TAX

Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the death benefit proceeds.

INCOME TAX REPORTING

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

-    the value each year of the life insurance protection provided;
-    an amount equal to any employer-paid premiums; or
- some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS

As long as the Policy is in force, Manulife U.S.A. will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account, the Company may delay payment during any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings),
(ii) trading on the New York Stock Exchange is restricted, and (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (ii) and (iii) exist.


REPORTS TO POLICYOWNERS

Within 30 days after each Policy Anniversary, Manulife U.S.A. will send the policyowner a statement showing, among other things:


-    the amount of death benefit;
- the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;
- the value of the units in each Investment Account to which the Policy Value is allocated;
-    the Policy Debt and any loan interest charged since the last report;
- the premiums paid and other Policy transactions made during the period since the last report; and
-    any other information required by law.

Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES


Manulife Financial Securities, LLC ("Manulife Securities"), an indirect wholly-owned subsidiary of MFC, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manulife U.S.A. Manulife Securities is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. Manulife Securities is located at 73 Tremont Street, Boston, MA 02108 and is organized as a Delaware limited liability company. The managing member of Manulife Securities is Manulife U.S.A. The Policies will be sold by registered representatives of either Manulife Securities or other broker-dealers having distribution agreements with Manulife Securities who are also authorized by state insurance departments to do so. The Policies will be sold in all states of the United States except New York.


The commissions payable to a registered representative on sales of the Policy will not exceed: (a) 115% [110%] of premiums paid in the first year of the Policy plus (b) 2% of all premiums paid in years after the first year plus (c) 1.00% of the Net Policy Value per year. Commissions relating to a particular premium payment are generally paid in the year that the premium payment is made. However, these commissions may also, under certain circumstances, be paid over a period of time. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manufacturers Life of America or Manufacturers Life will be eligible for additional compensation.

RESPONSIBILITIES OF MANUFACTURERS LIFE

The Manufacturers Life Insurance Company "Manufacturers Life" and Manulife U.S.A., have entered into an agreement with Manulife Securities pursuant to which Manufacturers Life or Manulife U.S.A., on behalf of Manulife Securities will pay the sales commissions in respect of the Policies and certain other policies issued by Manulife U.S.A., prepare and maintain all books and records required to be prepared and maintained by Manulife Securities with respect to the Policies and such other policies, and send all confirmations required to be sent by Manulife Securities with respect to the Policies and such other policies. Manulife Securities will promptly reimburse Manufacturers Life or Manulife U.S.A. for all sales commissions paid by Manufacturers Life or Manufacturers U.S.A and will pay Manufacturers Life or Manulife U.S.A. for its other services under the agreement in such amounts and at such times as agreed to by the parties.

MFC has also entered into a Service Agreement with Manulife U.S.A. pursuant to which MFC will provide to Manulife U.S.A. with issue, administrative, general services and recordkeeping functions on behalf of Manulife U.S.A. with respect to all of its insurance policies including the Policies.

Finally, Manulife U.S.A. may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which policies issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of the insured.


VOTING RIGHTS

As stated previously, all of the assets held in each sub-account of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manulife U.S.A. is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manulife U.S.A. will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by Manulife U.S.A. in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manulife U.S.A. to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manulife U.S.A., but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manulife U.S.A. may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manulife U.S.A. reasonably disapproves such changes in accordance with applicable federal regulations. If Manulife U.S.A. does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.


SUBSTITUTION OF PORTFOLIO SHARES

Although we believe it to be unlikely, it is possible that in the judgment of the management of Manulife U.S.A., one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, Manulife U.S.A. may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and one or more state insurance departments may be required.

Manulife U.S.A. also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.


RECORDS AND ACCOUNTS

The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by the Company.

STATE REGULATIONS

Manulife U.S.A. is subject to the regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

Manulife U.S.A. is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.


LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.

INDEPENDENT AUDITORS

The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999, and for each of the three years ended December 31, 2000 and the financial statements of Separate Account A of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999, and for each of the two years ended December 31, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


FURTHER INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC which is located at http://www.sec.gov.


For further information you may also contact Manulife U.S.A.'s Home Office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS


------------------------------------------------------------------------------------------------------------------
                        Position with
Name                   Manulife U.S.A.           Principal Occupation
------------------------------------------------------------------------------------------------------------------
James Boyle (42)**    Director                   President of U.S. Annuities, Manulife Financial, July 1999 to
                                                 present; Vice President, Institutional Markets, Manulife
                                                 Financial, May 1998 to June 1999; Vice President, Administration
                                                 of U.S. Annuities, Manulife Financial, September 1996 to May
                                                 1998; Vice President, Treasurer and Chief Administrative Officer,
                                                 North American Funds, June 1994 to September 1996.
------------------------------------------------------------------------------------------------------------------
Robert A. Cook        Senior Vice President,     Senior Vice President, U.S. Individual Insurance, The
(45)**                U.S. Insurance;            Manufacturers Life Insurance Company, January 1999 to present;
                      Director                   Vice President, Product Management, The Manufacturers Life
                                                 Insurance Company, January 1996 to December 1998; Sales and
                                                 Marketing Director, The Manufacturers Life Insurance Company,
                                                 1994 to 1995.
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                        Position with
Name                   Manulife U.S.A.           Principal Occupation
------------------------------------------------------------------------------------------------------------------
Peter Copestake       Vice President, Finance    Vice President & Treasurer, The Manufacturers Life Insurance
(45)***                                          Company, November 1999 to present; Vice President, Asset
                                                 Liability Management, Canadian Imperial Bank of Commerce (CIBC),
                                                 1991 to 1999; Director, Capital Management, Bank of Montreal,
                                                 1986-1990; Inspector General of Banks, Department of Finance,
                                                 1980-1985.

John D. DesPrez III   Chairman and President     Executive Vice President, U.S. Operation, The Manufacturers Life
(43)**                                           Insurance Company, January 1999 to date; Senior Vice President,
                                                 U.S. Annuities, The Manufacturers Life Insurance Company,
                                                 September 1996 to December 1998; President of The Manufacturers
                                                 Life Insurance Company of North America, September 1996 to
                                                 December, 1998; Vice President, Mutual Funds, North American
                                                 Security Life Insurance Company, January 1995 to September
                                                 1996.

James D. Gallagher    Vice President,            Vice President, US Law and Government Relations, U.S. Operations,
(45)**                Secretary and General      The Manufacturers Life Insurance Company, January 1996 to
                      Counsel                    present; President, The Manufacturers Life Insurance Company of
                                                 New York, August 1999 to present, Vice President, Secretary and
                                                 General Counsel, The Manufacturers Life Insurance Company of
                                                 America, January 1997 to present; Secretary and General Counsel,
                                                 Manufacturers Adviser Corporation, January 1997 to present; Vice
                                                 President, Secretary and General Counsel, The Manufacturers Life
                                                 Insurance Company of North America, 1994 to present.

Donald Guloien        Executive Vice President   Executive Vice President & Chief Investment Officer, The
(44)***               and Chief Investment       Manufacturers Life Insurance Company, March 2001 to Present;
                      Officer                    Executive Vice President, Business Development, The
                                                 Manufacturers Life Insurance Company, January 1999 to March 2001;
                                                 Senior Vice President, Business Development, The Manufacturers
                                                 Life Insurance Company, 1994 to December 1998.

Geoffrey Guy (53)***  Director                   Executive Vice President and Chief Actuary, The Manufacturers
                                                 Life Insurance Company, February 2000 to present; Senior Vice
                                                 President and Chief Actuary, The Manufacturers Life Insurance
                                                 Company, 1996 to 2000; Vice President and Chief Actuary, The
                                                 Manufacturers Life Insurance Company, 1993 to 1996; Vice
                                                 President and Chief Financial Officer, U.S. Operations, The
                                                 Manufacturers Life Insurance Company, 1987 to 1993.

John Lyon             Vice President and         Vice President & Chief Financial Officer, Investments, The
(48) ***              Chief Financial Officer,   Manufacturers Life Insurance Company; April 2001 to Present; Vice
                      Investments; Director      President, Business Development, The Manufacturers Life
                                                 Insurance Company, 1995-2001; Assistant Vice President, Business
                                                 Development, The Manufacturers Life Insurance Company, 1994-1995;
                                                 Director/Manager, Corporate Finance, The Manufacturers Life
                                                 Insurance Company, 1992-1994.

James O'Malley        Senior Vice President,     Senior Vice President, U.S. Pensions, The Manufacturers Life
(54)***               U.S. Group Pension;        Insurance Company, January 1999 to present; Vice President,
                      Director                   Systems New Business Pensions, The Manufacturers Life Insurance
                                                 Company, 1984 to December 1998.

Rex Schaybaugh,       Director                   Member, Dykema Gossett, PLLC, 1982 to present.
Jr. (51)****

John Ostler (47)**    Vice President and         Vice President and Chief Financial Officer, U.S. Operations, The
                      Chief Financial Officer    Manufacturers Life Insurance Company, October 1, 2000 to present;
                                                 Vice President and Corporate Actuary, The Manufacturers Life
                                                 Insurance Company, March 1998 to September 2000; Vice President &
                                                 CFO U.S. Individual Insurance, The Manufacturers Life Insurance
                                                 Company, 1992 to March 1998; Vice President, U.S. Insurance
                                                 Products, The Manufacturers Life Insurance Company, 1990 - 1992;
                                                 Assistant Vice President & Pricing Actuary, US Insurance, The
                                                 Manufacturers Life Insurance Company, 1988-1990.

------------------------------------------------------------------------------------------------------------------
                        Position with
Name                   Manulife U.S.A.           Principal Occupation
------------------------------------------------------------------------------------------------------------------
Warren Thomson        Senior Vice President,     Senior Vice President, Investments, The Manufacturers Life
(46)***               Investments                Insurance Company, May 2001 to Present; President, Norfolk
                                                 Capital Partners Inc. 2000 - May 2001; Managing Director, Public
                                                 Sector Finance, New Capital Group Inc. 1995-2000; Tax Partner,
                                                 Coopers & Lybrand Chartered Accounts, 1994-1995; Taxation Vice
                                                 President, The Manufacturers Life Insurance Company, 1987-1994.

Denis Turner (44)***  Vice President and         Vice President and Chief Accountant, U.S. Division, The
                      Treasurer                  Manufacturers Life Insurance Company, May 1999 to present; Vice
                                                 President and Treasurer, The Manufacturers Life Insurance Company
                                                 of America, May 1999 to present; Assistant Vice President,
                                                 Financial Operations, Reinsurance Division, The Manufacturers
                                                 Life Insurance Company, February 1998 to April 1999; Assistant
                                                 Vice President & Controller, Reinsurance Division, The
                                                 Manufacturers Life Insurance Company, November 1995, to January
                                                 1998, Assistant Vice President, Corporate Controllers, The
                                                 Manufacturers Life Insurance Company, January 1989 to October
                                                 1995.
------------------------------------------------------------------------------------------------------------------


** Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.

*** Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.


**** Principal business address is Dykema Gossett, 800 Michigan National Tower,
     Lansing, Michigan 48933.


OPTIONAL TERM RIDER

The Policy may be issued with an optional term insurance rider (the "Term Rider"). The benefit of the term rider is that the cost of insurance will always be less than or equal to the cost of insurance on the Policy. HOWEVER, UNLIKE THE DEATH BENEFIT UNDER THE POLICY, THE DEATH BENEFIT UNDER THE TERM RIDER IS NOT PROTECTED BY THE NO LAPSE GUARANTEE AFTER THE SECOND POLICY YEAR AND TERMINATES AT AGE 100.

ILLUSTRATIONS

The tables set forth in Appendix A illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

APPENDIX A - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Fixed Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of given age would vary over time if the return on the assets of the Portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for deductions from premiums, surrender charges, and monthly deductions.

The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each Policy Year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by Manufacturers Investment Trust are deducted from the gross return. The illustrations reflect an average of those Portfolios' current expenses, which is approximately 0.861% per annum. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -0.857%, 5.091% and 11.040%. The illustrations reflect the current expense reimbursements in effect for the Index Trusts. In the absence of such expense reimbursements, the average of the Portfolio's current expenses would have been 0.876% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of -0.872%, 5.076% and 11.023%. The expense reimbursements for the Index Trusts are expected to remain in effect during the fiscal year ended December 31, 2001. Were the expense reimbursements to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.

The tables assume that no premiums have been allocated to the Fixed Account, that planned premiums are paid on the Policy Anniversary and that no transfers, partial withdrawals, Policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

There are two tables shown for each combination of age and death benefit option for a Policy issued to a male non-smoker (assuming no optional riders are elected):

- one based on current cost of insurance charges assessed by the Company and reflecting a 20 year no lapse guarantee

- one based on the maximum cost of insurance charges based on the 1980 Commissioners Smoker Distinct Mortality Tables and reflecting a 20 year no lapse guarantee.

In addition there is one table shown for death benefit option 3 issued to a male non-smoker (assuming the Cash Value Enhancement Rider is elected) and one table shown for death benefit option 1 issued to a male non-smoker (assuming the Cash Value Enhancement Plus Rider is elected).

Current cost of insurance charges are not guaranteed and may be changed. Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's issue age, sex (unless unisex rates are required by law, or are requested) and risk classes, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include Cash Surrender Values and Death Benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.

The Policies have been offered to the public only since approximately July, 2001. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

                         CASH ACCUMULATOR ILLUSTRATIONS

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $3,655 ANNUAL PLANNED PREMIUM
  ASSUMING CURRENT CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS


                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)

        1       3,838     2,227         0      250,000      2,392         0    250,000        2,557           0     250,000
        2       7,867     4,419     1,620      250,000      4,888     2,090    250,000        5,378       2,580     250,000
        3      12,099     6,567     4,115      250,000      7,485     5,033    250,000        8,483       6,030     250,000
        4      16,541     8,681     6,574      250,000     10,196     8,090    250,000       11,909       9,803     250,000
        5      21,206    10,760     9,000      250,000     13,027    11,267    250,000       15,694      13,934     250,000
        6      26,104    13,545    12,132      250,000     16,748    15,334    250,000       20,663      19,249     250,000
        7      31,247    16,280    15,213      250,000     20,629    19,562    250,000       26,147      25,080     250,000
        8      36,647    18,966    18,244      250,000     24,678    23,957    250,000       32,203      31,482     250,000
        9      42,317    21,604    21,229      250,000     28,907    28,531    250,000       38,896      38,521     250,000
       10      48,271    24,191    24,162      250,000     33,318    33,289    250,000       46,291      46,262     250,000
       15      82,813    36,689    36,689      250,000     58,871    58,871    250,000       97,322      97,322     250,000
       20     126,899    47,429    47,429      250,000     90,289    90,289    250,000      181,977     181,977     285,703
       25     183,165    56,038    56,038      250,000    129,156   129,156    250,000      322,073     322,073     431,577
       30     254,976    61,804    61,804      250,000    177,902   177,902    250,000      553,260     553,260     674,977
       35     346,627    63,091    63,091      250,000    240,216   240,216    278,651      933,474     933,474   1,082,829
       40     463,599    56,452    56,452      250,000    318,708   318,708    341,018    1,559,817   1,559,817   1,669,004
       45     612,889    34,281    34,281      250,000    417,700   417,700    438,585    2,596,894   2,596,894   2,726,739
       50     803,425      0(4)      0(4)   250,000(4)    538,567   538,567    565,495    4,283,113   4,283,113   4,497,268
       55   1,046,603      0(4)      0(4)   250,000(4)    682,832   682,832    716,973    6,984,799   6,984,799   7,334,039
       60   1,356,966      0(4)      0(4)   250,000(4)    863,728   863,728    872,365   11,413,709  11,413,709  11,527,846
       65   1,753,077      0(4)      0(4)   250,000(4)  1,110,571 1,110,571  1,110,571   19,030,951  19,030,951  19,030,951

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benfit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $3,655 ANNUAL PLANNED PREMIUM
  ASSUMING MAXIMUM CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS



                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)

        1       3,838     1,955         0      250,000      2,111         0    250,000        2,269           0     250,000
        2       7,867     3,772       974      250,000      4,204     1,405    250,000        4,656       1,857     250,000
        3      12,099     5,540     3,088      250,000      6,367     3,915    250,000        7,269       4,816     250,000
        4      16,541     7,258     5,152      250,000      8,602     6,496    250,000       10,128       8,022     250,000
        5      21,206     8,921     7,161      250,000     10,908     9,148    250,000       13,257      11,497     250,000
        6      26,104    11,274     9,860      250,000     14,056    12,643    250,000       17,475      16,061     250,000
        7      31,247    13,557    12,489      250,000     17,311    16,243    250,000       22,098      21,031     250,000
        8      36,647    15,771    15,049      250,000     20,677    19,956    250,000       27,174      26,452     250,000
        9      42,317    17,911    17,536      250,000     24,156    23,781    250,000       32,744      32,369     250,000
       10      48,271    19,979    19,950      250,000     27,753    27,724    250,000       38,864      38,835     250,000
       15      82,813    29,515    29,515      250,000     48,096    48,096    250,000       80,557      80,557     250,000
       20     126,899    36,450    36,450      250,000     71,812    71,812    250,000      148,541     148,541     250,000
       25     183,165    39,361    39,361      250,000     98,917    98,917    250,000      260,078     260,078     348,504
       30     254,976    35,906    35,906      250,000    129,744   129,744    250,000      439,521     439,521     536,216
       35     346,627    20,942    20,942      250,000    165,188   165,188    250,000      725,797     725,797     841,924
       40     463,599      0(4)      0(4)   250,000(4)    209,221   209,221    250,000    1,185,072   1,185,072   1,268,028
       45     612,889      0(4)      0(4)   250,000(4)    271,363   271,363    284,931    1,930,945   1,930,945   2,027,492
       50     803,425      0(4)      0(4)   250,000(4)    346,339   346,339    363,656    3,100,394   3,100,394   3,255,414
       55   1,046,603      0(4)      0(4)   250,000(4)    430,371   430,371    451,889    4,887,538   4,887,538   5,131,915
       60   1,356,966      0(4)      0(4)   250,000(4)    534,742   534,742    540,090    7,753,303   7,753,303   7,830,836
       65   1,753,077      0(4)      0(4)   250,000(4)    684,274   684,274    684,274   12,742,146  12,742,146  12,742,146

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $10,894 ANNUAL PLANNED PREMIUM
  ASSUMING CURRENT CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS


                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)
        1      11,439     8,550     5,367      258,550      9,102     5,919    259,102        9,655       6,473     259,655
        2      23,449    16,993    14,301      266,993     18,631    15,939    268,631       20,336      17,644     270,336
        3      36,061    25,320    22,962      275,320     28,597    26,238    278,597       32,143      29,784     282,143
        4      49,302    33,542    31,517      283,542     39,029    37,004    289,029       45,205      43,179     295,205
        5      63,206    41,660    39,968      291,660     49,952    48,259    299,952       59,657      57,965     309,657
        6      77,805    50,668    49,308      300,668     62,412    61,052    312,412       76,706      75,346     326,706
        7      93,134    59,552    58,525      309,552     75,448    74,421    325,448       95,562      94,535     345,562
        8     109,229    68,314    67,620      318,314     89,088    88,394    339,088      116,419     115,725     366,419
        9     126,130    76,957    76,597      326,957    103,363   103,003    353,363      139,496     139,135     389,496
       10     143,875    85,477    85,449      335,477    118,297   118,269    368,297      165,022     164,994     415,022
       15     246,831   127,416   127,416      377,416    205,404   205,404    455,404      341,211     341,211     651,713
       20     378,232   165,654   165,654      415,654    313,961   313,961    563,961      631,642     631,642     991,678
       25     545,936   199,676   199,676      449,676    448,810   448,810    698,810    1,111,091   1,111,091   1,488,862
       30     759,974   228,492   228,492      478,492    615,524   615,524    865,524    1,902,279   1,902,279   2,320,781
       35   1,033,147   249,946   249,946      499,946    819,731   819,731  1,069,731    3,203,462   3,203,462   3,716,016
       40   1,381,792   259,981   259,981      509,981  1,066,242 1,066,242  1,316,242    5,346,956   5,346,956   5,721,243
       45   1,826,762   251,574   251,574      501,574  1,357,465 1,357,465  1,607,465    8,896,101   8,896,101   9,340,906
       50   2,394,669   214,178   214,178      464,178  1,691,882 1,691,882  1,941,882   14,666,711  14,666,711  15,400,047
       55   3,119,478   133,483   133,483      383,483  2,062,619 2,062,619  2,312,619   23,912,380  23,912,380  25,107,999
       60   4,044,538      0(4)      0(4)   250,000(4)  2,461,436 2,461,436  2,711,436   39,068,944  39,068,944  39,459,633
       65   5,225,175      0(4)      0(4)   250,000(4)  2,888,129 2,888,129  3,138,129   64,811,299  64,811,299  65,061,299

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benfit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $10,894 ANNUAL PLANNED PREMIUM
  ASSUMING MAXIMUM CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS


                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)
        1      11,439     8,256     5,073      258,256      8,798     5,615    258,798        9,342       6,159     259,342
        2      23,449    16,279    13,588      266,279     17,873    15,182    267,873       19,533      16,842     269,533
        3      36,061    24,162    21,803      274,162     27,328    24,969    277,328       30,757      28,398     280,757
        4      49,302    31,903    29,877      281,903     37,177    35,151    287,177       43,117      41,091     293,117
        5      63,206    39,499    37,806      289,499     47,433    45,740    297,433       56,726      55,033     306,726
        6      77,805    47,948    46,588      297,948     59,141    57,781    309,141       72,774      71,414     322,774
        7      93,134    56,232    55,206      306,232     71,329    70,302    321,329       90,445      89,418     340,445
        8     109,229    64,354    63,660      314,354     84,019    83,325    334,019      109,908     109,214     359,908
        9     126,130    72,309    71,948      322,309     97,226    96,865    347,226      131,341     130,980     381,341
       10     143,875    80,098    80,070      330,098    110,972   110,944    360,972      154,950     154,922     404,950
       15     246,831   117,708   117,708      367,708    189,974   189,974    439,974      315,841     315,841     603,256
       20     378,232   150,277   150,277      400,277    285,596   285,596    535,596      574,697     574,697     902,274
       25     545,936   176,207   176,207      426,207    399,685   399,685    649,685      991,614     991,614   1,328,762
       30     759,974   193,033   193,033      443,033    533,433   533,433    783,433    1,661,822   1,661,822   2,027,423
       35   1,033,147   196,117   196,117      446,117    685,604   685,604    935,604    2,730,969   2,730,969   3,167,924
       40   1,381,792   178,182   178,182      428,182    851,328   851,328  1,101,328    4,446,207   4,446,207   4,757,441
       45   1,826,762   126,946   126,946      376,946  1,018,027 1,018,027  1,268,027    7,230,353   7,230,353   7,591,870
       50   2,394,669    28,844    28,844      278,844  1,167,780 1,167,780  1,417,780   11,596,880  11,596,880  12,176,724
       55   3,119,478      0(4)      0(4)   250,000(4)  1,266,334 1,266,334  1,516,334   18,269,397  18,269,397  19,182,867
       60   4,044,538      0(4)      0(4)   250,000(4)  1,280,359 1,280,359  1,530,359   28,969,211  28,969,211  29,258,903
       65   5,225,175      0(4)      0(4)   250,000(4)    874,461   874,461  1,124,461   46,722,678  46,722,678  46,972,678

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benfit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 3
                    $9,675 ANNUAL PLANNED PREMIUM FOR 7 YEARS
    ASSUMING CURRENT CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT RIDER


                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)
        1      10,159     7,637     7,015      259,675      8,126     7,504    259,675        8,616       7,994     259,675
        2      20,825    15,176    14,647      269,350     16,631    16,103    269,350       18,146      17,617     269,350
        3      32,025    22,609    21,683      279,025     25,524    24,598    279,025       28,678      27,751     279,025
        4      43,785    29,946    28,752      288,700     34,831    33,638    288,700       40,328      39,135     288,700
        5      56,134    37,187    35,857      298,375     44,574    43,244    298,375       53,219      51,890     298,375
        6      69,099    45,072    43,737      308,050     55,536    54,201    308,050       68,271      66,936     308,050
        7      82,713    52,845    51,836      317,725     67,003    65,995    317,725       84,921      83,913     317,725
        8      86,848    51,752    51,071      317,725     69,722    69,040    317,725       93,539      92,858     317,725
        9      91,191    50,649    50,295      317,725     72,553    72,198    317,725      103,068     102,714     330,841
       10      95,750    49,530    49,503      317,725     75,495    75,468    317,725      113,586     113,559     352,892
       15     122,204    43,495    43,495      317,725     91,941    91,941    317,725      184,789     184,789     489,118
       20     155,967    36,197    36,197      317,725    111,492   111,492    317,725      300,267     300,267     681,402
       25     199,058    26,777    26,777      317,725    134,613   134,613    317,725      486,548     486,548     956,015
       30     254,054    13,669    13,669      317,725    161,863   161,863    317,725      785,245     785,245   1,352,019
       35     324,244      0(4)      0(4)         0(4)    193,779   193,779    317,725    1,259,530   1,259,530   1,929,552
       40     413,827                                     231,484   231,484    320,895    2,003,054   2,003,054   2,776,739
       45     528,160                                     274,896   274,896    351,768    3,150,254   3,150,254   4,031,192
       50     674,080                                     322,703   322,703    387,313    4,894,049   4,894,049   5,873,917
       55     860,316                                     374,583   374,583    428,512    7,513,362   7,513,362   8,595,059
       60   1,098,006                                     433,628   433,628    471,968   11,497,283  11,497,283  12,513,846
       65   1,401,365                                     520,472   520,472    522,176   18,232,420  18,232,420  18,292,109

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) the Cash Value Accumulation Test is used, (c) no policy loan has been made, (d) no partial withdrawal of the Cash Surrender Value has been made, (e) no premiums have been allocated to the Fixed Account, and (f) the Cash Value Enhancement Rider is used.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benfit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 3
                    $9,675 ANNUAL PLANNED PREMIUM FOR 7 YEARS
    ASSUMING MAXIMUM CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT RIDER



                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)

        1      10,159     7,344     6,722      259,675      7,824     7,202    259,675        8,305       7,683     259,675
        2      20,825    14,464    13,935      269,350     15,877    15,348    269,350       17,349      16,820     269,350
        3      32,025    21,450    20,524      279,025     24,261    23,334    279,025       27,304      26,378     279,025
        4      43,785    28,302    27,108      288,700     32,988    31,795    288,700       38,266      37,073     288,700
        5      56,134    35,014    33,684      298,375     42,069    40,739    298,375       50,336      49,006     298,375
        6      69,099    42,330    40,995      308,050     52,287    50,952    308,050       64,422      63,087     308,050
        7      82,713    49,489    48,481      317,725     62,919    61,911    317,725       79,941      78,933     317,725
        8      86,848    47,767    47,086      317,725     64,736    64,055    317,725       87,275      86,594     317,725
        9      91,191    46,009    45,655      317,725     66,586    66,232    317,725       95,344      94,990     317,725
       10      95,750    44,214    44,187      317,725     68,470    68,443    317,725      104,227     104,200     323,816
       15     122,204    34,396    34,396      317,725     78,242    78,242    317,725      162,929     162,929     431,257
       20     155,967    22,216    22,216      317,725     88,004    88,004    317,725      254,190     254,190     576,837
       25     199,058     5,112     5,112      317,725     95,916    95,916    317,725      393,734     393,734     773,646
       30     254,054      0(4)      0(4)         0(4)     98,695    98,695    317,725      603,628     603,628   1,039,315
       35     324,244                                      89,006    89,006    317,725      912,304     912,304   1,397,615
       40     413,827                                      50,156    50,156    317,725    1,356,502   1,356,502   1,880,455
       45     528,160                                        0(4)      0(4)       0(4)    1,977,921   1,977,921   2,531,027
       50     674,080                                                                     2,838,982   2,838,982   3,407,393
       55     860,316                                                                     4,010,705   4,010,705   4,588,125
       60   1,098,006                                                                     5,677,531   5,677,531   6,179,525
       65   1,401,365                                                                     8,284,043   8,284,043   8,311,163


(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) the Cash Value Accumulation Test is used, (c) no policy loan has been made, (d) no partial withdrawal of the Cash Surrender Value has been made, (e) no premiums have been allocated to the Fixed Account, and (f) the Cash Value Enhancement Rider is used.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benfit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $555,164 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $100,000 PLANNED SINGLE PREMIUM
  ASSUMING CURRENT CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT PLUS RIDER



                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)

        1     105,000    92,985    92,985      555,164     98,617    98,617    555,164      104,250     104,250     555,164
        2     110,250    89,273    89,273      555,164    100,537   100,537    555,164      112,466     112,466     555,164
        3     115,763    85,595    85,595      555,164    102,496   102,496    555,164      121,453     121,453     555,164
        4     121,551    81,966    81,966      555,164    104,509   104,509    555,164      131,303     131,303     555,164
        5     127,628    78,384    78,384      555,164    106,581   106,581    555,164      142,102     142,102     555,164
        6     134,010    76,196    76,196      555,164    110,105   110,105    555,164      155,379     155,379     555,164
        7     140,710    74,008    74,008      555,164    113,729   113,729    555,164      169,930     169,930     555,164
        8     147,746    71,818    71,818      555,164    117,457   117,457    555,164      185,880     185,880     555,164
        9     155,133    69,631    69,631      555,164    121,298   121,298    555,164      203,375     203,375     555,164
       10     162,889    67,433    67,433      555,164    125,245   125,245    555,164      222,562     222,562     555,164
       15     207,893    55,956    55,956      555,164    146,466   146,466    555,164      350,094     350,094     668,679
       20     265,330    44,524    44,524      555,164    176,555   176,555    555,164      572,514     572,514     898,847
       25     338,635    29,238    29,238      555,164    211,350   211,350    555,164      937,845     937,845   1,256,712
       30     432,194     7,327     7,327      555,164    251,083   251,083    555,164    1,537,691   1,537,691   1,875,983
       35     551,602      0(4)      0(4)         0(4)    295,276   295,276    555,164    2,519,095   2,519,095   2,922,151
       40     703,999                                     342,874   342,874    555,164    4,127,685   4,127,685   4,416,623
       45     898,501                                     392,977   392,977    555,164    6,778,197   6,778,197   7,117,107
       50   1,146,740                                     447,895   447,895    555,164   11,065,090  11,065,090  11,618,345
       55   1,463,563                                     522,793   522,793    555,164   17,897,046  17,897,046  18,791,898
       60   1,867,919                                     641,829   641,829    648,247   29,041,821  29,041,821  29,332,239
       65   2,383,990                                     805,354   805,354    805,354   48,124,365  48,124,365  48,124,365

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made,
     (c) no premiums have been allocated to the Fixed Account, and (d) the Cash Value Enhancement Plus Rider is used.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benfit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $555,164 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $100,000 PLANNED SINGLE PREMIUM
  ASSUMING MAXIMUM CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT PLUS RIDER


                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)

        1     105,000    92,214    92,214      555,164     97,817    97,817    555,164      103,422     103,422     555,164
        2     110,250    87,562    87,562      555,164     98,708    98,708    555,164      110,516     110,516     555,164
        3     115,763    82,957    82,957      555,164     99,582    99,582    555,164      118,245     118,245     555,164
        4     121,551    78,391    78,391      555,164    100,434   100,434    555,164      126,667     126,667     555,164
        5     127,628    73,852    73,852      555,164    101,253   101,253    555,164      135,843     135,843     555,164
        6     134,010    70,694    70,694      555,164    103,437   103,437    555,164      147,290     147,290     555,164
        7     140,710    67,513    67,513      555,164    105,621   105,621    555,164      159,774     159,774     555,164
        8     147,746    64,310    64,310      555,164    107,808   107,808    555,164      173,401     173,401     555,164
        9     155,133    61,068    61,068      555,164    109,985   109,985    555,164      188,276     188,276     555,164
       10     162,889    57,787    57,787      555,164    112,151   112,151    555,164      204,527     204,527     555,164
       15     207,893    40,279    40,279      555,164    122,376   122,376    555,164      311,555     311,555     595,071
       20     265,330    20,364    20,364      555,164    135,459   135,459    555,164      495,604     495,604     778,098
       25     338,635      0(4)      0(4)         0(4)    143,687   143,687    555,164      790,658     790,658   1,059,482
       30     432,194                                     140,245   140,245    555,164    1,262,583   1,262,583   1,540,351
       35     551,602                                     109,898   109,898    555,164    2,011,299   2,011,299   2,333,107
       40     703,999                                      17,471    17,471    555,164    3,206,459   3,206,459   3,430,911
       45     898,501                                        0(4)      0(4)       0(4)    5,138,596   5,138,596   5,395,526
       50   1,146,740                                                                     8,150,998   8,150,998   8,558,548
       55   1,463,563                                                                    12,728,054  12,728,054  13,364,457
       60   1,867,919                                                                    20,032,964  20,032,964  20,233,293
       65   2,383,990                                                                    32,700,828  32,700,828  32,700,828


(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made,
     (c) no premiums have been allocated to the Fixed Account, and (d) the Cash Value Enhancement Plus Rider is used.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benfit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                        EPVUL ACCUMULATOR ILLUSTRATIONS

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,003 ANNUAL PLANNED PREMIUM
  ASSUMING CURRENT CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS




                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)
        1       7,353     4,658         0      500,000      4,986         0    500,000        5,316           0     500,000
        2      15,074     9,249     3,755      500,000     10,198     4,704    500,000       11,188       5,694     500,000
        3      23,181    13,756     8,942      500,000     15,628    10,814    500,000       17,659      12,846     500,000
        4      31,693    18,195    14,061      500,000     21,304    17,169    500,000       24,812      20,678     500,000
        5      40,631    22,570    19,116      500,000     27,240    23,785    500,000       32,724      29,269     500,000
        6      50,015    28,123    25,348      500,000     34,731    31,955    500,000       42,797      40,022     500,000
        7      59,869    33,581    31,486      500,000     42,553    40,458    500,000       53,930      51,834     500,000
        8      70,216    38,946    37,530      500,000     50,725    49,309    500,000       66,239      64,823     500,000
        9      81,080    44,225    43,489      500,000     59,270    58,533    500,000       79,860      79,123     500,000
       10      92,487    49,406    49,350      500,000     68,195    68,139    500,000       94,927      94,870     500,000
       15     158,670    74,496    74,496      500,000    120,051   120,051    500,000      199,265     199,265     500,000
       20     243,139    96,208    96,208      500,000    184,251   184,251    500,000      373,411     373,411     586,255
       25     350,945   113,775   113,775      500,000    264,261   264,261    500,000      663,215     663,215     888,709
       30     488,535   125,757   125,757      500,000    365,425   365,425    500,000    1,144,331   1,144,331   1,396,084
       35     664,139   128,870   128,870      500,000    495,425   495,425    574,693    1,940,361   1,940,361   2,250,819
       40     888,259   116,232   116,232      500,000    659,721   659,721    705,902    3,259,591   3,259,591   3,487,763
       45   1,174,299    72,667    72,667      500,000    868,156   868,156    911,564    5,456,983   5,456,983   5,729,833
       50   1,539,367      0(4)      0(4)   500,000(4)  1,124,277 1,124,277  1,180,491    9,051,761   9,051,761   9,504,349
       55   2,005,297      0(4)      0(4)   500,000(4)  1,432,033 1,432,033  1,503,635   14,847,260  14,847,260  15,589,623
       60   2,599,954      0(4)      0(4)   500,000(4)  1,820,144 1,820,144  1,838,345   24,404,324  24,404,324  24,648,367
       65   3,358,904      0(4)      0(4)   500,000(4)  2,352,024 2,352,024  2,352,024   40,932,466  40,932,466  40,932,466

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benfit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,003 ANNUAL PLANNED PREMIUM
  ASSUMING MAXIMUM CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS


                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)

        1       7,353     4,113         0      500,000      4,425         0    500,000        4,738           0     500,000
        2      15,074     7,954     2,460      500,000      8,828     3,334    500,000        9,742       4,248     500,000
        3      23,181    11,698     6,884      500,000     13,387     8,574    500,000       15,226      10,413     500,000
        4      31,693    15,342    11,208      500,000     18,108    13,973    500,000       21,240      17,106     500,000
        5      40,631    18,880    15,425      500,000     22,987    19,533    500,000       27,831      24,376     500,000
        6      50,015    23,561    20,786      500,000     29,324    26,549    500,000       36,392      33,617     500,000
        7      59,869    28,108    26,013      500,000     35,884    33,788    500,000       45,790      43,694     500,000
        8      70,216    32,524    31,108      500,000     42,679    41,263    500,000       56,120      54,704     500,000
        9      81,080    36,797    36,060      500,000     49,710    48,973    500,000       67,472      66,736     500,000
       10      92,487    40,931    40,874      500,000     56,991    56,934    500,000       79,964      79,907     500,000
       15     158,670    60,030    60,030      500,000     98,293    98,293    500,000      165,362     165,362     500,000
       20     243,139    74,032    74,032      500,000    146,842   146,842    500,000      305,625     305,625     500,000
       25     350,945    80,060    80,060      500,000    202,919   202,919    500,000      536,751     536,751     719,246
       30     488,535    73,392    73,392      500,000    267,649   267,649    500,000      910,679     910,679   1,111,028
       35     664,139    43,686    43,686      500,000    343,801   343,801    500,000    1,510,849   1,510,849   1,752,584
       40     888,259      0(4)      0(4)   500,000(4)    441,774   441,774    500,000    2,479,492   2,479,492   2,653,057
       45   1,174,299      0(4)      0(4)   500,000(4)    577,922   577,922    606,818    4,061,889   4,061,889   4,264,983
       50   1,539,367      0(4)      0(4)   500,000(4)    739,332   739,332    776,299    6,558,452   6,558,452   6,886,374
       55   2,005,297      0(4)      0(4)   500,000(4)    921,479   921,479    967,553   10,398,191  10,398,191  10,918,101
       60   2,599,954      0(4)      0(4)   500,000(4)  1,148,933 1,148,933  1,160,422   16,591,114  16,591,114  16,757,025
       65   3,358,904      0(4)      0(4)   500,000(4)  1,475,957 1,475,957  1,475,957   27,427,126  27,427,126  27,427,126

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benfit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $21,491 ANNUAL PLANNED PREMIUM
  ASSUMING CURRENT CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS



                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash          Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender         Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)

        1      22,566    17,327    10,957      517,327     18,432    12,062    518,432         19,538        13,168       519,538
        2      46,259    34,457    29,066      534,457     37,750    32,359    537,750         41,177        35,786       541,177
        3      71,138    51,375    46,651      551,375     57,981    53,257    557,981         65,127        60,403       565,127
        4      97,260    68,098    64,041      568,098     79,184    75,127    579,184         91,655        87,598       591,655
        5     124,689    84,631    81,241      584,631    101,410    98,020    601,410        121,043       117,653       621,043
        6     153,489   102,721    99,998      602,721    126,512   123,788    626,512        155,461       152,738       655,461
        7     183,729   120,585   118,529      620,585    152,807   150,750    652,807        193,575       191,519       693,575
        8     215,481   138,225   136,835      638,225    180,353   178,963    680,353        235,785       234,395       735,785
        9     248,820   155,647   154,924      655,647    209,217   208,494    709,217        282,542       281,820       782,542
       10     283,827   172,840   172,785      672,840    239,449   239,394    739,449        334,327       334,271       834,327
       15     486,932   257,735   257,735      757,735    416,383   416,383    916,383        693,013       693,013     1,323,656
       20     746,151   335,646   335,646      835,646    638,275   638,275  1,138,275      1,287,817     1,287,817     2,021,873
       25   1,076,988   405,477   405,477      905,477    915,688   915,688  1,415,688      2,275,638     2,275,638     3,049,355
       30   1,499,229   465,176   465,176      965,176  1,260,962 1,260,962  1,760,962      3,915,556     3,915,556     4,776,978
       35   2,038,127   510,346   510,346    1,010,346  1,686,947 1,686,947  2,186,947      6,628,853     6,628,853     7,689,470
       40   2,725,913   532,755   532,755    1,032,755  2,205,363 2,205,363  2,705,363     11,125,491    11,125,491    11,904,276
       45   3,603,722   518,178   518,178    1,018,178  2,823,750 2,823,750  3,323,750     18,615,412    18,615,412    19,546,182
       50   4,724,053   445,251   445,251      945,251  3,542,542 3,542,542  4,042,542     30,868,282    30,868,282    32,411,696
       55   6,153,910   284,953   284,953      784,953  4,352,356 4,352,356  4,852,356     50,622,193    50,622,193    53,153,303
       60   7,978,811    11,323    11,323      511,323  5,242,142 5,242,142  5,742,142     83,197,393    83,197,393    84,029,367
       65  10,307,898      0(4)      0(4)   500,000(4)  6,218,355 6,218,355  6,718,355    138,880,790   138,880,790   138,880,790

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $21,491 ANNUAL PLANNED PREMIUM
  ASSUMING MAXIMUM CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS



                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)

        1      22,566    16,738    10,367      516,738     17,824    11,453    517,824       18,911        12,541      518,911
        2      46,259    33,028    27,637      533,028     36,233    30,842    536,233       39,569        34,178      539,569
        3      71,138    49,052    44,328      549,052     55,436    50,712    555,436       62,348        57,624      562,348
        4      97,260    64,808    60,751      564,808     75,466    71,409    575,466       87,464        83,407      587,464
        5     124,689    80,290    76,900      580,290     96,349    92,958    596,349      115,154       111,763      615,154
        6     153,489    97,253    94,530      597,253    119,934   117,211    619,934      147,554       144,830      647,554
        7     183,729   113,906   111,850      613,906    144,517   142,461    644,517      183,274       181,218      683,274
        8     215,481   130,254   128,864      630,254    170,144   168,754    670,144      222,665       221,276      722,665
        9     248,820   146,284   145,561      646,284    196,847   196,124    696,847      266,098       265,375      766,098
       10     283,827   162,001   161,946      662,001    224,676   224,620    724,676      313,998       313,943      813,998
       15     486,932   238,122   238,122      738,122    385,156   385,156    885,156      641,557       641,557    1,225,374
       20     746,151   304,513   304,513      804,513    580,673   580,673  1,080,673    1,171,629     1,171,629    1,839,457
       25   1,076,988   357,887   357,887      857,887    815,610   815,610  1,315,610    2,030,494     2,030,494    2,720,862
       30   1,499,229   393,206   393,206      893,206  1,093,239 1,093,239  1,593,239    3,419,465     3,419,465    4,171,747
       35   2,038,127   401,054   401,054      901,054  1,412,201 1,412,201  1,912,201    5,648,683     5,648,683    6,552,472
       40   2,725,913   366,679   366,679      866,679  1,764,117 1,764,117  2,264,117    9,246,518     9,246,518    9,893,774
       45   3,603,722   265,209   265,209      765,209  2,125,414 2,125,414  2,625,414   15,122,832    15,122,832   15,878,973
       50   4,724,053    69,087    69,087      569,087  2,462,046 2,462,046  2,962,046   24,394,897    24,394,897   25,614,642
       55   6,153,910      0(4)      0(4)   500,000(4)  2,707,396 2,707,396  3,207,396   38,654,732    38,654,732   40,587,469
       60   7,978,811      0(4)      0(4)   500,000(4)  2,796,729 2,796,729  3,296,729   61,653,951    61,653,951   62,270,490
       65  10,307,898      0(4)      0(4)   500,000(4)  2,060,207 2,060,207  2,560,207  100,145,460   100,145,460  100,145,460

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benfit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 3
                   $19,337 ANNUAL PLANNED PREMIUM FOR 7 YEARS
    ASSUMING CURRENT CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT RIDER



                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)

        1      20,304    15,759    14,540      519,337     16,754    15,535    519,337       17,749      16,530     519,337
        2      41,623    31,336    30,302      538,675     34,310    33,276    538,675       37,405      36,370     538,675
        3      64,008    46,715    44,902      558,012     52,691    50,878    558,012       59,155      57,341     558,012
        4      87,512    61,913    59,577      577,349     71,954    69,617    577,349       83,246      80,910     577,349
        5     112,192    76,933    74,329      596,686     92,142    89,539    596,686      109,935     107,332     596,686
        6     138,105    93,015    90,401      616,024    114,584   111,970    616,024      140,827     138,213     616,024
        7     165,314   108,887   106,913      635,361    138,089   136,116    635,361      175,041     173,067     635,361
        8     173,580   107,035   105,701      635,361    144,145   142,812    635,361      193,326     191,992     641,256
        9     182,259   105,159   104,465      635,361    150,465   149,771    635,361      213,556     212,862     685,498
       10     191,372   103,243   103,189      635,361    157,048   156,994    635,361      235,910     235,857     732,930
       15     244,244    92,716    92,716      635,361    194,138   194,138    635,361      387,838     387,838   1,026,566
       20     311,724    79,555    79,555      635,361    238,947   238,947    635,361      635,772     635,772   1,442,768
       25     397,848    62,066    62,066      635,361    293,025   293,025    635,361    1,038,199   1,038,199   2,039,952
       30     507,766    37,158    37,158      635,361    358,508   358,508    635,361    1,687,479   1,687,479   2,905,467
       35     648,053      0(4)      0(4)         0(4)    437,616   437,616    670,410    2,724,854   2,724,854   4,174,372
       40     827,098                                     530,019   530,019    734,740    4,361,336   4,361,336   6,045,915
       45   1,055,610                                     635,036   635,036    812,618    6,902,347   6,902,347   8,832,522
       50   1,347,255                                     751,814   751,814    902,340   10,789,504  10,789,504  12,949,739
       55   1,719,477                                     879,810   879,810  1,006,476   16,665,665  16,665,665  19,065,019
       60   2,194,536                                   1,026,530 1,026,530  1,117,293   25,657,931  25,657,931  27,926,547
       65   2,800,846                                   1,241,519 1,241,519  1,245,584   40,935,233  40,935,233  41,069,244

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) the Cash Value Accumulation Test is used, (c) no policy loan has been made, (d) no partial withdrawal of the Cash Surrender Value has been made, (e) no premiums have been allocated to the Fixed Account, and (f) the Cash Value Enhancement Rider is used.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benfit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 3
                   $19,337 ANNUAL PLANNED PREMIUM FOR 7 YEARS
    ASSUMING MAXIMUM CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT RIDER



                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)

        1      20,304    15,172    13,953      519,337     16,149    14,930    519,337       17,126      15,907     519,337
        2      41,623    29,909    28,874      538,675     32,799    31,764    538,675       35,807      34,772     538,675
        3      64,008    44,391    42,577      558,012     50,158    48,344    558,012       56,400      54,587     558,012
        4      87,512    58,612    56,276      577,349     68,252    65,916    577,349       79,105      76,769     577,349
        5     112,192    72,566    69,963      596,686     87,108    84,505    596,686      104,139     101,536     596,686
        6     138,105    87,501    84,887      616,024    108,050   105,436    616,024      133,083     130,470     616,024
        7     165,314   102,137   100,163      635,361    129,870   127,896    635,361      165,015     163,041     635,361
        8     173,580    99,015    97,682      635,361    134,105   132,771    635,361      180,704     179,370     635,361
        9     182,259    95,814    95,121      635,361    138,440   137,747    635,361      197,994     197,300     635,547
       10     191,372    92,533    92,480      635,361    142,882   142,829    635,361      217,013     216,959     674,219
       15     244,244    74,349    74,349      635,361    166,436   166,436    635,361      342,988     342,988     907,852
       20     311,724    51,312    51,312      635,361    191,367   191,367    635,361      540,073     540,073   1,225,596
       25     397,848    18,347    18,347      635,361    214,687   214,687    635,361      843,373     843,373   1,657,138
       30     507,766      0(4)      0(4)         0(4)    231,156   231,156    635,361    1,302,544   1,302,544   2,242,693
       35     648,053                                     229,073   229,073    635,361    1,982,285   1,982,285   3,036,784
       40     827,098                                     182,487   182,487    635,361    2,967,015   2,967,015   4,113,033
       45   1,055,610                                      16,299    16,299    635,361    4,354,082   4,354,082   5,571,659
       50   1,347,255                                        0(4)      0(4)       0(4)    6,289,023   6,289,023   7,548,188
       55   1,719,477                                                                     8,939,982   8,939,982  10,227,070
       60   2,194,536                                                                    12,733,420  12,733,420  13,859,280
       65   2,800,846                                                                    18,692,976  18,692,976  18,754,172

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) the Cash Value Accumulation Test is used, (c) no policy loan has been made, (d) no partial withdrawal of the Cash Surrender Value has been made, (e) no premiums have been allocated to the Fixed Account, and (f) the Cash Value Enhancement Rider is used.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benfit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $555,164 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $100,000 PLANNED SINGLE PREMIUM
  ASSUMING CURRENT CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT PLUS RIDER



                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)

        1     105,000    93,098    93,098      555,164     98,737    98,737    555,164      104,376     104,376     555,164
        2     110,250    89,492    89,492      555,164    100,783   100,783    555,164      112,741     112,741     555,164
        3     115,763    85,914    85,914      555,164    102,876   102,876    555,164      121,903     121,903     555,164
        4     121,551    82,378    82,378      555,164    105,031   105,031    555,164      131,955     131,955     555,164
        5     127,628    78,885    78,885      555,164    107,254   107,254    555,164      142,991     142,991     555,164
        6     134,010    76,779    76,779      555,164    110,938   110,938    555,164      156,545     156,545     555,164
        7     140,710    74,670    74,670      555,164    114,733   114,733    555,164      171,416     171,416     555,164
        8     147,746    72,555    72,555      555,164    118,644   118,644    555,164      187,739     187,739     555,164
        9     155,133    70,439    70,439      555,164    122,680   122,680    555,164      205,665     205,665     555,164
       10     162,889    68,309    68,309      555,164    126,835   126,835    555,164      225,350     225,350     555,164
       15     207,893    57,113    57,113      555,164    149,319   149,319    555,164      356,677     356,677     681,252
       20     265,330    45,929    45,929      555,164    181,305   181,305    555,164      586,845     586,845     921,347
       25     338,635    30,814    30,814      555,164    218,811   218,811    555,164      967,179     967,179   1,296,020
       30     432,194     8,982     8,982      555,164    262,449   262,449    555,164    1,595,418   1,595,418   1,946,410
       35     551,602      0(4)      0(4)         0(4)    312,433   312,433    555,164    2,629,497   2,629,497   3,050,217
       40     703,999                                     369,170   369,170    555,164    4,334,631   4,334,631   4,638,055
       45     898,501                                     435,352   435,352    555,164    7,160,993   7,160,993   7,519,043
       50   1,146,740                                     523,384   523,384    555,164   11,760,474  11,760,474  12,348,497
       55   1,463,563                                     644,441   644,441    676,663   19,136,396  19,136,396  20,093,216
       60   1,867,919                                     796,649   796,649    804,615   31,239,949  31,239,949  31,552,349
       65   2,383,990                                   1,006,197 1,006,197  1,006,197   52,078,474  52,078,474  52,078,474

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made,
     (c) no premiums have been allocated to the Fixed Account, and (d) the Cash Value Enhancement Plus Rider is used.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benfit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $555,164 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $100,000 PLANNED SINGLE PREMIUM
  ASSUMING MAXIMUM CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT PLUS RIDER



                               0% Hypothetical                  6% Hypothetical                    12% Hypothetical
                          Gross Investment Return           Gross Investment Return             Gross Investment Return
                          -----------------------           -----------------------             -----------------------
   End Of Accumulated    Policy      Cash        Death     Policy       Cash     Death       Policy        Cash       Death
   Policy    Premiums     Value Surrender      Benefit      Value  Surrender   Benefit        Value   Surrender     Benefit
  Year(1)         (2)            Value(3)                           Value(3)                            Value(3)

        1     105,000    92,326    92,326      555,164     97,936    97,936    555,164      103,548     103,548     555,164
        2     110,250    87,779    87,779      555,164     98,952    98,952    555,164      110,788     110,788     555,164
        3     115,763    83,270    83,270      555,164     99,957    99,957    555,164      118,687     118,687     555,164
        4     121,551    78,794    78,794      555,164    100,945   100,945    555,164      127,307     127,307     555,164
        5     127,628    74,338    74,338      555,164    101,908   101,908    555,164      136,710     136,710     555,164
        6     134,010    71,256    71,256      555,164    104,242   104,242    555,164      148,421     148,421     555,164
        7     140,710    68,147    68,147      555,164    106,587   106,587    555,164      161,209     161,209     555,164
        8     147,746    65,010    65,010      555,164    108,943   108,943    555,164      175,187     175,187     555,164
        9     155,133    61,829    61,829      555,164    111,298   111,298    555,164      190,466     190,466     555,164
       10     162,889    58,605    58,605      555,164    113,654   113,654    555,164      207,182     207,182     555,164
       15     207,893    41,309    41,309      555,164    124,996   124,996    555,164      317,701     317,701     606,809
       20     265,330    21,533    21,533      555,164    139,703   139,703    555,164      508,479     508,479     798,313
       25     338,635      0(4)      0(4)         0(4)    150,202   150,202    555,164      816,155     816,155   1,093,648
       30     432,194                                     150,034   150,034    555,164    1,311,231   1,311,231   1,599,702
       35     551,602                                     124,733   124,733    555,164    2,101,471   2,101,471   2,437,706
       40     703,999                                      41,011    41,011    555,164    3,370,493   3,370,493   3,606,428
       45     898,501                                        0(4)      0(4)       0(4)    5,434,112   5,434,112   5,705,818
       50   1,146,740                                                                     8,671,771   8,671,771   9,105,359
       55   1,463,563                                                                    13,622,899  13,622,899  14,304,044
       60   1,867,919                                                                    21,570,567  21,570,567  21,786,273
       65   2,383,990                                                                    35,422,787  35,422,787  35,422,787

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made,
     (c) no premiums have been allocated to the Fixed Account, and (d) the Cash Value Enhancement Plus Rider is used.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benfit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                   APPENDIX B

                          AUDITED FINANCIAL STATEMENTS

                                     PART 2


                               OTHER INFORMATION

                           PART II. OTHER INFORMATION

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940


     The Manufacturers Life Insurance Company [(U.S.A.)] hereby represents that the fees and charges deducted under the policies issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.


CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet;
Cross-Reference Sheet;
The Prospectus, consisting of 192 pages;
Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940
The signatures;
Written consents of the following persons:

     A.   Ernst & Young LLP - [TO BE] FILED [BY AMENDMENT]
     B.   Opinion and Consent of Actuary - [TO BE] FILED [BY AMENDMENT]
     C. Opinion and Consent of James D. Gallagher, Attorney - [TO BE] FILED [BY AMENDMENT]


The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:


A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company [(U.S.A.)] establishing Separate Account [A - TO BE FILED BY AMENDMENT

A(3)(a)(i)     Form of Distribution Agreement]. Incorporated by reference to
               Exhibit [A(3)(a)(i)] to the registration statement on Form
               S-6, file number 333-66303 filed October 29, 1998 (the "SVUL
               Registration Statement").

[A(3)(a)(ii)   Form of] Amendment to Distribution Agreement. Incorporated by
               reference to Exhibit A(3)(a)(ii) to the SVUL Registration
               Statement.

A(3)(a)(iii)   [Form of] Amendment to Distribution Agreement. Incorporated
               by reference to Exhibit A(3)(a)(iii) to the SVUL Registration
               Statement.

A(3)(b)(i)     [Form of broker-dealer agreement filed herewith.

A(5)(a) [Form of] Flexible Premium Variable Life Insurance Policy - Incorporated by reference to Exhibit [A(5)(a)] to post-effective amendment no. [1] to the registration statement on Form S-6, file number [333-45970 filed April 25, 2001.]

[A(6)(a) Restated Articles of Redomestication] of The Manufacturers Life Insurance Company [(U.S.A.)] - Incorporated by reference to Exhibit A(6) to the registration statement [filed July 20,
               2000 (File No. 333-41814) (the "Initial Registration
               Statement")]

[A(6)(b) By-Laws of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6)(b) to the Initial Registration Statement.

A(8)(a)(i)     Form of] Service Agreement between The Manufacturers Life
               Insurance Company and The Manufacturers Life Insurance Company of
               America dated June 1, 1988. Incorporated by reference to Exhibit
               A(8)(a)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

A(8)(a)(ii)    [Form of] Amendment to Service Agreement between The
               Manufacturers Life Insurance Company and The Manufacturers Life
               Insurance Company of America dated December 31, 1992.
               Incorporated by reference to Exhibit A(8)(a)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

A(8)(a)(iii)   [Form of] Amendment to Service Agreement between The
               Manufacturers Life Insurance Company and The Manufacturers Life
               Insurance Company of America dated May 31, 1993. Incorporated by reference to Exhibit A(8)(a)(iii) to pre-effective amendment no.
               1 to the registration statement on Form S-6, file number
               333-51293 filed August 28, 1998.

A(8)(a)(iv)    [Form of] Amendment to Service Agreement between The
               Manufacturers Life Insurance Company and The Manufacturers Life
               Insurance Company of America dated June 30, 1993. Incorporated by reference to Exhibit A(8)(a)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

A(8)(a)(v)     [Form of] Amendment to Service Agreement between The
               Manufacturers Life Insurance Company and The Manufacturers Life
               Insurance Company of America dated December 31, 1996.
               Incorporated by reference to Exhibit A(8)(a)(v) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

A(8)(a)(vi)    [Form of] Amendment to Service Agreement between The
               Manufacturers Life Insurance Company and The Manufacturers Life
               Insurance Company of America dated May 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vi) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

A(8)(a)(vii)   [Form of] Amendment to Service Agreement between The
               Manufacturers Life Insurance Company and The Manufacturers Life
               Insurance Company of America dated December 31, 1998.
               Incorporated by reference to Exhibit A(8)(a)(vii) to post-effective amendment No. 11 to the registration statement on Form N-4, file number 33-57018 filed March 1, 1999.

A(8)(b) [Form of] Stoploss Reinsurance Agreement. Incorporated by reference to Exhibit A(8)(b) to the SVUL Registration Statement.

A(8)(c)(i)     [Form of Service Agreement]. Incorporated by reference to
               Exhibit A(8)(c)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed
               August 28, 1998.

A(8)(c)(ii)    [Form of] Amendment to Service Agreement. Incorporated by
               reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

A(10)(a)(i)    [Form of] Application for Flexible Premium Variable Life
               Insurance Policy. Incorporated by reference to Exhibit A(10) to post effective amendment no. 7 to the registration statement on Form S-6, file number 33-52310, filed April 26, 1996.

A(10)(a)(ii)   [Form of] Rider for Flexible Premium Variable Life Insurance
               Policy Incorporated by reference to Exhibit A(10(a)(ii) to post effective amendment no. 1 to the registration statement on Form
               S-6, file number 333-69719, filed February 25, 2000.

A(10)(b) [Form of] Application Supplement for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10)(a) to post effective amendment no. 9 to the registration statement on Form S-6, file number 33-52310, filed December 23, 1996.

[A(10)(c)      Form of Assumption Reinsurance Agreement with The Manufacturers
               Life Insurance Company (U.S.A.) and The Manufacturers Life
               Insurance Company of America - Filed Herewith]


2.  Consents of the following:


     A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company [(U.S.A.) - TO
          BE] FILED [BY AMENDMENT]
     B. Opinion and consent of Brian Koop, Actuary, of The Manufacturers Life Insurance Company [(U.S.A.) - TO BE] FILED [BY AMENDMENT]]
     C.   Consent of Ernst & Young LLP - [TO BE] FILED [BY AMENDMENT]


3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4. Not applicable.


6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Incorporated by reference to Exhibit [A(6)] to post-effective amendment no[.] 1 to the registration statement [on Form] S-6, file number 333-[45970 filed April 25, 2001.]

[7. Powers of Attorney
          (i) (Felix Chee, Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Joseph J. Pietroski, Rex Schaybaugh) incorporated by reference to exhibit 7 to] initial registration statement
               [on Form S-6, file number 333-41814 filed July 20, 2000 on behalf of The Manufacturers Life Insurance Company (U.S.A.)

          (ii) Powers of Attorney (John Ostler) - FILED HEREWITH

          (iii ) Powers of Attorney (Jim Boyle, John Lyon) - FILED HEREWITH

8. Undertakings

As a condition to the grant of effectiveness of this Registration Statement prior to the transfer of substantially all the assets and liabilities of The Manufacturers Life Insurance Company of America to The Manufacturers Life Insurance Company (U.S.A.), Registrant hereby undertakes not to offer or sell to the public any securities of which Registrant is the issuer unless and until the transfer of assets and liabilities is consummated and a registration statement for Registrant is filed pursuant to Section 8 of the Investment Company Act of 1940 to reflect the change in depositor, which registration statement may take the form of an amendment to the Form N-8B-2 of Separate Account 3 of The Manufacturers Life Insurance of America (File no. 811-4834).]

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 5th day of October, 2001.


SEPARATE ACCOUNT A OF
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
    (Depositor)


By:  /s/John D. DesPrez III
     ------------------------------
     John D. DesPrez III
     President


THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)


By:  /s/John D. DesPrez III
     ------------------------------
     John D. DesPrez III
     President

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 5th day of October, 2001.


Signature                                    Title
---------                                    -----

/s/John D. DesPrez III                       Chairman and President
---------------------------                  (Principal Executive Officer)
John D. DesPrez  III


*                                            Vice President and
---------------------------                  Chief Financial Officer
John Ostler


*                                            Director
---------------------------
James Boyle


*                                            Director
---------------------------
Robert A. Cook


/s/James D. Gallagher                        Vice President, Secretary
---------------------------                  and General Counsel
James D. Gallagher


*                                            Director
---------------------------
John Lyon

*                                            Director
---------------------------
Geoffrey Guy

*                                            Director
---------------------------
James O'Malley

*                                            Director
---------------------------
Rex Schaybaugh, Jr.


*/s/James D. Gallagher
----------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Item No.          Description


A(3)(b)(i)       Form of Broker Dealer Agreement

A(10)(c)         Form of Assumption Reinsurance Agreement

7(ii)            Power of Attorney (John Ostler)

7(iii)           Power of Attorney (Jim Boyle, John Lyon)